     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 2, 1994

                                                       REGISTRATION NO. 33-70454
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 3
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                             ---------------------
                           VALERO ENERGY CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


                    DELAWARE                                    74-1244795
        (STATE OR OTHER JURISDICTION OF                      (I.R.S. EMPLOYER
         INCORPORATION OR ORGANIZATION)                    IDENTIFICATION NO.)

                             530 MCCULLOUGH AVENUE
                            SAN ANTONIO, TEXAS 78215
                                 (210) 246-2000
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                             RAND C. SCHMIDT, ESQ.
                              CORPORATE SECRETARY
                             530 MCCULLOUGH AVENUE
                            SAN ANTONIO, TEXAS 78215
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                   Copies to:

              JOHN A. WATSON, ESQ.                       R. JOEL SWANSON, ESQ.
          FULBRIGHT & JAWORSKI L.L.P.                    BAKER & BOTTS, L.L.P.
           1301 MCKINNEY, SUITE 5100                         910 LOUISIANA
               HOUSTON, TX 77010                           HOUSTON, TX 77002

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

                        CALCULATION OF REGISTRATION FEE

=========================================================================================================
                                                                          PROPOSED
                                                           PROPOSED        MAXIMUM
                                                           MAXIMUM        AGGREGATE       AMOUNT OF
TITLE OF SHARES                          AMOUNT TO BE   OFFERING PRICE     OFFERING      REGISTRATION
TO BE REGISTERED                        REGISTERED(1)    PER SHARE(2)      PRICE(2)         FEE(3)
- -------------------------------------------------------------------------------------------------------
$          Convertible Preferred
  Stock................................  3,450,000 shs.      $50.00      $172,500,000     $55,441.82
Common Stock, $1.00 par value..........   (4)    shs.
Preference Share Purchase Rights(5)....   (4)  rights

=========================================================================================================

(1) The Company is hereby increasing the number of shares of $
    Convertible Preferred Stock being registered from 2,875,000 shares to 3,450,000 shares.

(2) Estimated solely for the purpose of calculating the registration fee.

(3) Of this amount, $45,528.02 has previously been paid, of which $39,062.50 was paid at the filing fee rate in effect on October 18, 1993 and $6,465.52 was paid at the filing fee rate in effect on November 15, 1993.

(4) The Company hereby registers the number of shares of Common Stock and Preference Share Purchase Rights (plus an indeterminate number of shares of Common Stock and Preference Share Purchase Rights to cover any adjustment in the number of shares issuable as a result of the antidilution provisions of
    the $          Convertible Preferred Stock) which will be issuable upon
    conversion of the $          Convertible Preferred Stock. Pursuant to Rule
    457(h), no registration fees are required for the shares of Common Stock and Preference Share Purchase Rights, as they will be issued for no additional consideration.

(5) Until the Distribution Date (as defined in "Description of the Preference Share Purchase Rights"), the Preference Share Purchase Rights trade with and are represented by the certificates for the Common Stock.

                             ---------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

                            SUBJECT TO COMPLETION
                                 MARCH 2, 1994

PROSPECTUS

3,000,000 SHARES

      [LOGO]         VALERO
                     ENERGY CORPORATION

$             CONVERTIBLE PREFERRED STOCK
(LIQUIDATION PREFERENCE $50.00 PER SHARE)

Each share of the $            Convertible Preferred Stock ("New Preferred
Stock") has a stated value of $50.00 per share ("Stated Value") and is convertible at the option of the holder at any time, unless previously redeemed, into shares of Common Stock, $1.00 par value ("Common Stock"), of Valero Energy Corporation ("Energy" and, collectively with its subsidiaries, the "Company"),
at the conversion price of $     (equivalent to a conversion rate of      shares
of Common Stock for each share of New Preferred Stock), subject to adjustment in certain events. On March 1, 1994, the last reported sale price of the Common Stock on the New York Stock Exchange (symbol: VLO) was $21 7/8.

The New Preferred Stock may not be redeemed prior to June 1, 1997. Thereafter, the New Preferred Stock may be redeemed, in whole or in part at the option of
Energy, at a redemption price of $       per share of New Preferred Stock
through May 31, 1998, and at ratably declining prices thereafter, plus dividends accrued to the redemption date.

Dividends on the New Preferred Stock are cumulative from the date of first issuance and are payable quarterly on March 1, June 1, September 1 and December 1 of each year, beginning June 1, 1994. See "Description of the New Preferred Stock -- Optional Redemption" and "-- Dividend Rights."

Application has been made to list the New Preferred Stock on the New York Stock Exchange.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------

                                               PRICE TO         UNDERWRITING         PROCEEDS TO
                                                PUBLIC          DISCOUNT             COMPANY(1)
Per Share...............................   $50.00               $                    $
Total(2)................................   $150,000,000         $                    $

- --------------------------------------------------------------------------------

(1) Before deducting expenses payable by the Company estimated to be
    $                .

(2) The Company has granted to the Underwriters a 30-day option to purchase up to 450,000 additional shares of New Preferred Stock at the Price to Public, less the Underwriting Discount, solely to cover over-allotments, if any. If the Underwriters exercise such option in full, the total Price to Public, Underwriting Discount and Proceeds to Company will be $172,500,000,
    $                and $                , respectively. See "Underwriting."

The shares of New Preferred Stock are offered subject to receipt and acceptance by the Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that the shares of New Preferred Stock will be delivered at the office of Salomon Brothers Inc, Seven World Trade Center, New York, New York, or through the facilities of The Depository Trust Company, on or about
                    , 1994.
SALOMON BROTHERS INC                                             LEHMAN BROTHERS

The date of this Prospectus is             , 1994.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NEW PREFERRED STOCK OR THE COMMON STOCK OF THE COMPANY AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             AVAILABLE INFORMATION

     Energy is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements, and other information filed by Energy can be inspected and copied at the Public Reference Room of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the public reference facilities maintained by the Commission at Seven World Trade Center, Suite 1300, New York, New York 10048 and at Room 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such materials can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Documents filed by Energy can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which exchange certain of Energy's securities are listed.

     This Prospectus constitutes a part of a Registration Statement on Form S-3 (the "Registration Statement") filed by Energy with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), relating to the securities offered hereby. This Prospectus omits certain of the information contained in the Registration Statement, as permitted by the Commission's rules and regulations, and reference is hereby made to the Registration Statement and to the exhibits relating thereto for further information with respect to Energy and the securities offered hereby. Any statements contained herein concerning the provisions of any document are not necessarily complete, and in each instance reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     Energy hereby incorporates into this Prospectus by reference its Annual Report on Form 10-K for the year ended December 31, 1993 (the "Form 10-K") and its Registration Statement on Form 8-A dated November 21, 1985, as amended.

     All documents subsequently filed by Energy pursuant to Section 13(a), 13(c), 14, or 15(d) of the Exchange Act, subsequent to the date of this Prospectus and prior to the termination of the offering made hereby, shall be deemed to be incorporated by reference in this Prospectus and to be a part of this Prospectus from the date of the filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     Any person receiving a copy of this Prospectus may obtain, without charge, upon written or oral request, a copy of any of the documents incorporated by reference herein, except for the exhibits to such documents (other than the exhibits expressly incorporated by reference into the information that this Prospectus incorporates). Written requests should be directed to: Investor Relations, Valero Energy Corporation, P.O. Box 500, San Antonio, Texas 78292-0500 (telephone (210) 246-2099).

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the detailed information and financial statements, including the notes thereto, set forth elsewhere in or incorporated by reference into this Prospectus. All references in this Prospectus to the number of shares of New Preferred Stock offered and to be outstanding assumes that the Underwriters' over-allotment option is not exercised unless otherwise noted.

                                  THE COMPANY

     Valero Energy Corporation, through subsidiaries, owns and operates a specialized petroleum refinery (the "Refinery") and engages in petroleum product marketing operations. The Company also is the general partner of, and owns an effective equity interest of approximately 49% in, Valero Natural Gas Partners, L.P. ("VNGP, L.P."), which, through its subsidiary operating partnerships, owns and operates natural gas pipeline systems serving Texas intrastate, interstate and Mexico markets and processes natural gas to extract natural gas liquids. The Company has agreed to acquire, through a merger, the outstanding limited partner interests in VNGP, L.P. not owned by the Company. See "Recent
Developments -- Agreement to Acquire the Partnership."

                                  THE OFFERING


Issue............................   3,000,000 shares of $       Convertible Preferred Stock.


Dividends........................   Annual cumulative dividends of $       per share of New
                                    Preferred Stock, accruing from the date of first issuance, payable quarterly on each March 1, June 1, September 1 and
                                    December 1, commencing June 1, 1994 when, as and if
                                    declared by the Board of Directors. See "Description of
                                    the New Preferred Stock -- Dividend Rights."
Conversion Rights................   Convertible into Common Stock at the conversion price of
                                    $       (equivalent to a conversion rate of approximately
                                           shares of Common Stock for each share of New
                                    Preferred Stock), subject to adjustment under certain
                                    circumstances. See "Description of the New Preferred
                                    Stock -- Conversion Rights."
Redemption at Option                Not redeemable prior to June 1, 1997. Thereafter,
  of Energy......................   redeemable for cash at any time at the option of Energy in
                                    whole or in part, at a redemption price of $       per
                                    share of the New Preferred Stock through May 31, 1998, and at prices declining to $50.00 per share on or after June
                                    1, 2004, plus accrued and unpaid dividends to the
                                    redemption date. See "Description of the New Preferred

                                    Stock -- Optional Redemption."
Use of Proceeds..................   Approximately $117.5 million of the net proceeds from the
                                    sale of the New Preferred Stock will be utilized to fund
                                    the proposed acquisition by the Company of the limited
                                    partner interests in VNGP, L.P. not currently held by the
                                    Company. Of the remaining net proceeds of $       million,
                                    approximately $       million will be used to pay expenses
                                    of the merger, and approximately $       million will be
                                    used for general corporate purposes, including the
                                    reduction of existing indebtedness under the Company's
                                    bank credit agreements. In the event that the proposed
                                    merger of VNGP, L.P. with the Company is not ultimately
                                    consummated, the proceeds from the Offering would be added to the Company's funds and used for general corporate
                                    purposes, including the repayment of existing
                                    indebtedness, financing of capital projects and additions
                                    to working capital. See "Use of Proceeds."

Liquidation Preference...........   $50.00 per share, plus accrued and unpaid dividends. See
                                    "Description of the New Preferred Stock -- Priority in
                                    Event of Liquidation."

Voting Rights....................   Except as required by law, holders will not be entitled to vote in the election of directors unless dividends on the
                                    New Preferred Stock are in arrears for the equivalent of
                                    at least six full quarterly dividends, in which case
                                    holders of the New Preferred Stock will be entitled
                                    (voting separately as a class together with holders of
                                    shares of any one or more other series of Preferred Stock
                                    of the Company) to elect two additional directors until
                                    such dividend arrearage is eliminated. See "Description of
                                    New Preferred Stock -- Voting Rights."

Ranking..........................   The New Preferred Stock will be senior to Energy's Common
                                    Stock and Serial Preference Stock with respect to
                                    dividends and upon liquidation, dissolution or winding up.
                                    See "Description of the New Preferred Stock -- Priority in
                                    Event of Liquidation" and "Description of Other Equity
                                    Securities."

NYSE Symbol......................   Application has been made to list the New Preferred Stock
                                    on the New York Stock Exchange. The Common Stock is traded on the New York Stock Exchange under the symbol "VLO."


                         SUMMARY FINANCIAL INFORMATION
     The following table sets forth, for the periods and dates indicated, certain historical consolidated financial data and pro forma consolidated financial data of the Company after giving effect to the issuance of the New Preferred Stock and the application of the net proceeds therefrom to, among other things, acquire the limited partner interests in VNGP, L.P. not held by the Company. The data should be read in conjunction with the consolidated financial statements and related notes incorporated by reference herein, and the pro forma condensed consolidated financial statements and related notes included elsewhere in this Prospectus. See also "Selected Historical and Pro Forma Financial Data" and "Recent Developments." Dollar amounts are in millions of dollars, except for per share amounts.

                                 AS OF OR
                                   FOR
                                 THE YEAR
                                  ENDED
                                 DECEMBER
                                   31,                           AS OF OR FOR THE
                                   1993                      YEAR ENDED DECEMBER 31,
                                   PRO       --------------------------------------------------------
                                 FORMA(1)    1993(2)       1992        1991        1990        1989
                                 --------    --------    --------    --------    --------    --------
INCOME STATEMENT DATA:
Operating revenues.............. $2,275.3    $1,222.2    $1,234.6    $1,011.8    $1,168.9    $  941.3
Depreciation expense............     92.9        56.7        48.2        36.6        35.6        34.4
Amortization of deferred charges
  and other, net................     18.4        22.8        20.1        18.1        18.9         8.6
Operating income................    161.6        75.5       134.0       119.3       134.4        69.7
Equity in earnings of and income
  from VNGP, L.P................       --        23.7        26.4        32.4        29.2        11.6
Net income......................     43.8        36.4        83.9        98.7        94.7        41.5
Net income applicable to common
  stock.........................     32.8        35.2        82.4        92.6        87.6        28.2
Earnings per share of common
  stock(3)......................      .76         .82        1.94        2.28        2.31         .98
Ratio of earnings to fixed
  charges and preferred and
  preference stock
  dividends(4)..................     1.39x       1.95x       3.21x       3.29x       4.18x       2.13x
CASH FLOW DATA:
Net cash provided by operating
  activities.................... $  206.8    $  141.3    $  152.5    $  182.8    $  196.4    $   43.4
Net (increase)/decrease in
  working capital...............     52.5        39.0       (15.1)       (2.4)        6.2       (21.7)
Capital additions...............    172.7       136.6       282.8       229.7       137.8        36.9
BALANCE SHEET DATA:
Total assets.................... $2,645.7    $1,764.4    $1,759.1    $1,502.4    $1,266.2    $1,019.6
Total debt (including current
  maturities of long-term debt
  and notes payable)............  1,040.9       514.4       505.4       381.7       249.0       243.4
Redeemable preferred stock......     13.8        13.8        15.0        16.1        17.3        18.4
Common stock and other
  stockholders' equity..........    988.2       842.3       820.8       686.5       658.1       512.5
Total debt as a percentage of
  total capitalization..........     51.0%       37.5%       37.7%       35.2%       26.9%       31.4%

- ---------------

(1) The pro forma income statement and cash flow data for the period ended December 31, 1993 assume that the acquisition of the outstanding interests in VNGP, L.P. and the issuance of the New Preferred Stock to provide funds therefor occurred on January 1, 1993. The pro forma balance sheet data assume such transactions occurred on December 31, 1993. The pro forma data also assume the repayment of long-term bank debt with the excess of the net proceeds of the Offering over the acquisition cost of the outstanding limited partner interests and the other costs of the proposed acquisition. The New Preferred Stock is assumed to have a 6.5% dividend rate and be convertible into Common Stock at a premium of 25% above a Common Stock market price of $22 per share at the date of issuance of the New Preferred Stock. If the acquisition of the outstanding interests in VNGP, L.P. does not occur, earnings per share of common stock would be $.66, the ratio of earnings to fixed charges and preferred and preference stock dividends would be 1.57x and total debt as a percentage of total capitalization would be 30.5%, assuming the net proceeds of the Offering were applied to retire all outstanding indebtedness under the Company's bank credit agreements, with the remainder added to working capital.


(2) 1993 results of operations were reduced by a $27.6 million, or $17.9 million after-tax, write-down in the carrying value of the Company's refinery inventories during the fourth quarter of 1993 to reflect existing market prices.


(3) Conversion of the New Preferred Stock into Common Stock is antidilutive to pro forma earnings per share of common stock for the year ended December 31, 1993.


(4) The ratio of earnings to fixed charges and preferred and preference stock dividends, is computed by dividing (i) the sum of pre-tax income, amortization of previously capitalized interest, distributions in excess of/(less than) equity in earnings of the Partnership, and fixed charges (excluding capitalized interest) by (ii) the sum of fixed charges and pre-tax earnings required to cover preferred and preference stock dividend requirements. Fixed charges consist of total interest, whether expensed or capitalized, amortization of debt expense and one-third of rents, which is deemed representative of the interest portion of rental expense.

                                  THE COMPANY

     Valero Energy Corporation ("Energy" and, collectively with its consolidated subsidiaries, the "Company") was incorporated under the laws of the State of Delaware in 1955 and became a publicly-held corporation in 1979. Its principal executive offices are located at 530 McCullough Avenue, San Antonio, Texas 78215 (telephone number (210) 246-2000).

     The Company, through its subsidiaries, owns and operates a specialized petroleum refinery (the "Refinery") located in Corpus Christi, Texas, and engages in petroleum product marketing operations. The Company also is the general partner of, and owns an approximate 49% equity interest in, Valero Natural Gas Partners, L.P. ("VNGP, L.P." and, collectively with its consolidated subsidiaries, the "Partnership").

     The Refinery, which commenced operations in 1984, is primarily designed to process high-sulfur atmospheric tower bottoms, a type of residual fuel oil ("resid"), into a product slate of higher-value products, principally unleaded gasoline and middle distillates. The Refinery also processes some crude oil in certain of its refining units. The Refinery has the capacity to produce approximately 140,000 barrels per day ("bpd") of refined products, with gasoline and gasoline-related products comprising approximately 85% of the Refinery's throughput. In the second quarter of 1993, the Company began operation of a facility which converts butane into methyl tertiary butyl ether ("MTBE"), a high-octane blendstock used to manufacture oxygenated and reformulated gasolines. In the fourth quarter of 1993, the Company placed in service a MTBE/TAME complex, which produces additional MTBE and TAME, another oxygen-rich gasoline blendstock, and a reformate splitter, which extracts a benzene concentrate stream from reformate produced in the Refinery's naphtha reformer unit. These projects represent investments totalling approximately $300 million.


     The Partnership operates in two business segments, natural gas and natural gas liquids ("NGLs"). The Partnership owns and operates natural gas pipeline systems which are located in Texas and serve customers in the Texas intrastate markets and throughout the United States and in Mexico. These natural gas pipeline systems currently have combined gas sales and transportation throughput of approximately 2.5 Bcf of gas per day. The Partnership operates approximately 7,200 miles of mainlines, lateral lines and gathering systems and has more than 100 interconnections with 33 other interstate and intrastate pipelines.

     The Partnership owns and operates eight NGL processing plants and leases an additional plant from the Company. These plants currently process approximately
1.3 Bcf of gas per day. The Partnership's NGL operations include the processing of natural gas to extract a mixed stream of ethane, propane, butanes and natural gasoline, the transportation and marketing of NGLs and the separation of mixed NGLs into component products. The Partnership's NGL production is sold primarily in the Corpus Christi and Mont Belvieu (Houston) markets. A substantial portion of the Partnership's butane production is being sold to the Company for upgrading in the MTBE facility recently completed at the Refinery.

                              RECENT DEVELOPMENTS

AGREEMENT TO ACQUIRE THE PARTNERSHIP

     Effective December 20, 1993, Energy, Valero Natural Gas Company ("VNGC"), general partner of VNGP, L.P., and VNGP, L.P. entered into an agreement of merger. In the merger, the 9.7 million issued and outstanding common units of limited partner interests ("Common Units") in VNGP, L.P. held by persons other than the Company (the "Public Unitholders") will be converted into a right to receive cash consideration of $12.10 per Common Unit, and VNGP, L.P. will become a wholly-owned subsidiary of Energy. A special committee of outside directors (the "Special Committee") of VNGC, appointed to consider the fairness of the transaction to the Public Unitholders, has received an opinion from its independent financial advisor, Dillon, Read & Co., Inc., that the consideration to be received by the Public Unitholders in the transaction is fair from a financial point of view. The Special Committee has determined that such transaction is fair to, and in the best interest of, the Public Unitholders. The Board of Directors of VNGC has unanimously recommended that the Public Unitholders vote in favor of the merger. The transaction is subject, among other things, to: (i) approval by the holders of a majority of the issued and outstanding Common Units; (ii) approval by the holders of a majority of the Common Units held by the Public Unitholders and voted at a special meeting to be called for the purpose of considering such merger; (iii) receipt of satisfactory waivers, consents or amendments to certain of the Company's financial agreements; and (iv) completion of the offering of the New Preferred Stock. The Company currently owns approximately 47.5% of the Common Units and intends to vote such Common Units in favor of the transaction. A proposal to approve the merger agreement will be submitted to the holders of Common Units at a special meeting of unitholders expected to be held during the second quarter of 1994. There can be no assurance, however, that the merger can be completed.


     The Company believes that the natural gas and NGL businesses are undergoing a period of restructuring and consolidation that may create opportunities for expansions, acquisitions or strategic alliances which, if the Partnership could take advantage of them, could enable the Partnership to compete more effectively in the competitive natural gas environment. Because of the Federal Energy Regulatory Commission's Order No. 636, which requires interstate pipeline companies to offer various services on an unbundled, nondiscriminatory basis, the Company believes that intrastate pipelines such as the Partnership may enjoy increased opportunities to compete for interstate business. In addition, an emerging trend of west-to-east movement of gas across the United States may provide beneficial transportation opportunities for the Partnership if the Partnership were able to make the necessary capital expenditures for added west-to-east capacity on its pipeline system. However, the Partnership's competitive position could be eroded if the Partnership is unable to respond effectively to the changing dynamics of the industry. The merger was proposed because the Company believes that the Partnership has insufficient financial flexibility to participate fully in opportunities that may arise in the natural gas and NGL industries. The Company believes that the ability of the Partnership to compete effectively in these businesses will be enhanced through the merger. The Company also believes that potential conflict of interest between the Partnership and the Company can be eliminated through the merger.

LAWSUITS FILED BY UNITHOLDERS

     Seven lawsuits were filed in the Delaware Chancery Court in response to the announcement by the Company on October 14, 1993 of the proposed merger. The suits were consolidated into a single proceeding by the Chancery Court on November 23, 1993. The plaintiffs sought to enjoin or rescind the proposed merger, alleging that the corporate defendants and the individual defendants, as officers or directors of the corporate defendants, engaged in actions in breach of the defendants' fiduciary duties to the holders of the Common Units by proposing the merger. The plaintiffs alternatively sought an increase in the proposed merger consideration, unspecified compensatory damages and attorneys' fees. In December 1993, the parties reached a tentative settlement of the consolidated lawsuit. The terms of the settlement will not require a material payment by the Company or the Partnership. However, there can be no assurance that the settlement will be completed, or that it will be approved by the Chancery Court.

CITY OF HOUSTON FRANCHISE FEE AUDIT

     In a letter dated September 1, 1993 from the City of Houston (the "City") to Valero Transmission Company ("VTC"), the City stated its intent to bring suit against VTC for certain claims asserted by the City under the franchise agreement between the City and VTC. VTC is the general partner of Valero Transmission, L.P., an indirect subsidiary partnership of VNGP, L.P. The franchise agreement was assigned to and assumed by Valero Transmission, L.P. upon formation of the Partnership in 1987. In the letter, the City declared a conditional forfeiture of the franchise rights based on the City's claims. In a letter dated October 27, 1993, the City claimed that VTC owes to the City franchise fees and accrued interest thereon aggregating approximately $13.5 million. In a letter dated November 9, 1993, the City claimed an additional $18 million in damages related to the City's allegations that VTC engaged in unauthorized activities under the franchise agreement by transmitting gas for resale and by transporting gas for third parties on the franchised premises. While any liability of VTC with respect to the City's claims has been assumed by the Partnership, if the proposed merger with VNGP, L.P. is consummated, the Company's financial position would necessarily reflect the full amount of any Partnership liability. Additionally, in the event that the Partnership failed to pay any such liability, the Company could remain ultimately responsible. The Company believes that the City's claims are significantly overstated, and that VTC has a number of meritorious defenses to the claims. The Company and the Partnership believe it is unlikely that the final outcome of this claim would have a material adverse effect on either the Company's or the Partnership's financial position or results of operations; however, due to the inherent uncertainty of litigation, the range of possible loss, if any, cannot be estimated with a reasonable degree of precision and there can be no assurance that the resolution of this claim would not have an adverse effect on either the Company's or the Partnership's results of operations for the fiscal period in which the resolution occurred.




1993 RESULTS OF OPERATIONS

     The Company reported net income of $36.4 million or $.82 per share for the year ended December 31, 1993, compared to $83.9 million or $1.94 per share, respectively, for 1992. Operating income was $75.5 million in 1993 compared to $134 million in 1992. The 1993 results were reduced by a $27.6 million, or $17.9 million after-tax, write-down in the carrying value of the Company's refinery inventories during the fourth quarter of 1993 to reflect existing market prices.

     Crude oil, refined product prices and refining margins were weak throughout 1993. During the late November meeting of the Organization of Petroleum Exporting Countries, the member countries decided to forego any cuts in production. This decision, combined with increased production from the North Sea region, continued uncertainty regarding Iraq's possible re-entry into world oil markets and weak global demand for energy caused a precipitous drop in crude oil prices to their lowest levels in five years. Refined product prices decreased faster and further than crude oil prices due to continuing high refinery capacity utilization rates and high gasoline inventories. In addition, the discount at which resid sells to crude oil generally decreases with decreases in crude oil prices due to price competition for resid from natural gas and other markets. These conditions resulted in a substantial decline in refining margins and the write-down in the carrying value of the Company's refinery inventories. Refined product prices and refining margins have increased since late December. The Company's operating income and net income for the first quarter of 1994, however, are expected to be in the same range as operating income and net income for the fourth quarter of 1993, excluding the effect of the write-down in the carrying value of the Company's refinery inventories.

     The Company's equity in earnings of the Partnership decreased in 1993 due primarily to a decrease in operating income from the Partnership's natural gas liquids operations, partially offset by an increase in operating income from the Partnership's natural gas operations. The profitability of the Partnership's NGL operations depends principally on the margin between NGL sales prices and the cost of the natural gas from which such liquids are extracted ("shrinkage cost"). Operating income from the Partnership's NGL operations decreased $31.3 million, or 55%, in 1993 compared to 1992 due primarily to a decrease in NGL prices in the last six months of 1993 resulting from continuing high levels of NGL inventories and the significant decline in refined product prices discussed above, combined with an increase in fuel and shrinkage costs resulting from a 22% increase in the cost of natural gas. Operating income from the Partnership's natural gas operations increased $21 million, or 65%, for 1993 compared to 1992 due to a 10% increase in daily natural gas sales volumes and a 12% increase in transportation revenues resulting from continued strong demand for natural gas, certain favorable measurement, fuel usage and customer billing adjustments and an increase in income generated by the Partnership's Market Center Services Program. The Market Center Services Program was established in 1992 to provide price risk management services to gas producers and end users through the use of forward contracts and other tools which have traditionally been used in financial risk management. The Partnership recognized gas cost reductions and other benefits from this program of $18.7 million in 1993, which represented an increase of $5.8 million from 1992. During the first quarter of 1994, NGL prices have increased modestly since late Decem-ber 1993, but remain below first quarter 1993 levels. Concurrently, natural gas prices and resulting shrinkage costs have increased during the first quarter of 1994 compared to the same period in 1993. As a result, Partnership operating income and the Company's equity in earnings of the Partnership are expected to be substantially lower in the first quarter of 1994 than in the fourth quarter of 1993.

     During 1993, net cash provided by the Company's operating activities totalled $141.3 million compared to $152.5 million during 1992. Net cash provided by operating activities includes a $39 million favorable effect in 1993 and a $15.1 million unfavorable effect in 1992 from cyclical changes in current assets and liabilities. These changes for 1993 include a decrease in inventories compared to 1992, attributable to the inventory write-down discussed above. The Company utilized the cash provided by its operating activities, as well as bank borrowings and proceeds from the disposition of its natural gas distribution subsidiary, to fund capital expenditures, deferred turnaround and catalyst costs and investments in joint ventures, to pay dividends and to repay principal on outstanding debt.

     The Company currently maintains a $160 million revolving credit and letter of credit facility that is available for working capital purposes and matures September 30, 1996. Energy also has an unsecured $30 million revolving credit and letter of credit facility which matures February 29, 1996. As of December 31, 1993, approximately $52 million and $29 million, respectively, were available under these committed bank credit facilities for additional borrowings and letters of credit. Energy also currently has $60 million of unsecured short-term credit lines which are unrestricted as to use. No amounts were outstanding under these short-term lines at December 31, 1993. Total borrowings under Energy's bank credit facility and short-term lines are limited to $50 million.

     Certain of the Company's financing agreements contain various financial ratio requirements, including fixed charge coverage and debt-to-capitalization tests, and also require the Company (and its refining subsidiary) to maintain a minimum consolidated net worth and positive working capital. Certain of these financial ratio requirements were amended, effective as of the fourth quarter of 1993, to improve the financial flexibility of the Company. Under the most restrictive of the debt-to-capitalization tests, the Company's indebtedness for borrowed money may not exceed 40% of its capitalization. At December 31, 1993, this ratio, as calculated under the most restrictive of the Company's financing agreements, was 38% and would permit additional borrowings or guarantees of $47 million. Increases or decreases in the Company's stockholders' equity, such as those resulting from incremental earnings or losses, cash dividends, stock issuances, or stock redemptions or repurchases, will disproportionately increase or decrease the amount of additional permitted borrowings or guarantees. At December 31, 1993, the Company had the ability to pay $47.6 million in Common Stock dividends and other restricted payments under its principal bank credit agreements, which contained the most restrictive provisions concerning restricted payments.

     In connection with the proposed merger discussed above, the Company is currently negotiating a new bank credit agreement as well as amendments to other financial agreements to permit the proposed merger. While Energy believes that it will obtain satisfactory new agreements and amendments, there can be no assurance in this regard.

     During 1993, the Company incurred $166 million for capital expenditures, deferred turnaround and catalyst costs, investments and related expenditures. Expenditures for 1993 included $149 million for Refinery expenditures, such as the butane upgrade facility, the MTBE/TAME complex, the reformate splitter and the scheduled maintenance and catalyst change for the Refinery's hydrodesulfurization unit completed in December 1993. Such amounts include $37 million for capital expenditures incurred in 1993, but not payable until 1994. For 1994, the Company currently expects to incur approximately $80 million for capital expenditures, deferred turnaround and catalyst costs, investments and related expenditures. In addition, the Company expects to pay approximately $117.5 million for an effective equity interest of 51% in VNGP, L.P. The Partnership currently expects to incur approximately $40 million in capital expenditures in 1994, much of which would be incurred after the expected merger date. The Company believes it has sufficient funds from operations and to the extent necessary, from the public markets and private capital markets, to fund its current and ongoing operating requirements.

MTBE PLANT IN MEXICO

     Productos Ecologicos, S.A. de C.V., a Mexican corporation ("Proesa") in which the Company is a shareholder, has executed a Memorandum of Understanding with Petroleos Mexicanos, S.A., the Mexican state-owned oil company ("PEMEX"), to construct a MTBE plant in Mexico, and has proposed a butane supply contract and MTBE sales contract with PEMEX. Proesa is owned 35% by the Company; 10% by Dragados y Construcciones, the largest construction company in Spain; and 55% by a corporation formed by subsidiaries of Banamex, Mexico's largest bank, and Groupo Infomin, a privately held Mexican company. Proesa has also executed an option agreement for a plant site near the Bay of Campeche. The proposed Mexican MTBE plant is expected to have a capacity of approximately 15,000 barrels per day and to be similar to the recently-completed butane upgrade facility at the Refinery. The project is expected to cost approximately $440 million and is subject to, among other things, the arrangement of satisfactory financing. Proesa has been advised by lenders with whom it is negotiating for project financing that certain provisions will be required in the proposed PEMEX contracts in order to secure satisfactory financing for the project. Proesa has entered into negotiations with PEMEX regarding such provisions. However, as a result of delays incurred in completing financing, Proesa has determined that the commencement of plant construction will be delayed. If satisfactory financing is obtained, construction of the MTBE plant could not begin before late 1994, with approximately two years required for completion. As of February 1994, no material amounts have been invested in the project. The amount of the Company's equity contribution will depend upon the level of debt financing obtained by Proesa and the ultimate equity interest of each partner. Under the proposed commercial contracts, PEMEX will purchase approximately 75% of the MTBE plant's production, one-half at a formula price and one-half at market-related prices, with the remainder of the plant's production being sold to the Company at a formula price. In addition, the butane feedstocks required by the plant will be purchased from PEMEX at market-related prices. A subsidiary of Energy has agreed to provide technical advice and assistance to Proesa in connection with the design, engineering, construction and operation of the MTBE plant. There can be no assurance that financing for the project can be obtained or that the plant will be constructed.

                                USE OF PROCEEDS

     Assuming no exercise of the over-allotment option, the net proceeds from the sale of the New Preferred Stock in the offering made hereby (the "Offering")
will be approximately $     million. Assuming that the proposed merger of VNGP,
L.P. with the Company is consummated, the net proceeds from the Offering will be utilized by the Company to fund the cash payment of approximately $117.5 million to Public Unitholders required under the terms of the merger. Of the remaining
net proceeds of approximately $     million, approximately $4.3 million will be
used to pay expenses of the merger, and the remaining approximately $
million will be used for general corporate purposes, including the reduction of existing indebtedness under the Company's bank credit agreements. At December 31, 1993, $75 million in borrowings were outstanding under the Company's principal bank credit agreements and other short-term credit lines at a weighted average interest rate of 4.59%. Until so utilized, such proceeds will be placed temporarily in investment grade money market instruments. If the over-allotment option is exercised in full, the net proceeds to the Company will be
approximately $       million.


     In the event that the proposed merger of VNGP, L.P. with the Company is not ultimately consummated, the proceeds from the Offering would be added to the Company's funds and used for general corporate purposes, including the repayment of existing indebtedness, financing of capital projects and additions to working capital.

                          CONSOLIDATED CAPITALIZATION

     The following table sets forth the unaudited consolidated capitalization of the Company at December 31, 1993, and as adjusted to give effect to the issuance of 3,000,000 shares of the New Preferred Stock in the Offering and: (1) the application of the net proceeds therefrom to fund the costs of the proposed merger of VNGP, L.P. with the Company and reduce outstanding indebtedness under the Company's bank credit agreements and (2) the application of the net proceeds therefrom to retire all outstanding indebtedness under the Company's bank credit agreements, with the remainder added to working capital. See "Use of Proceeds." The table should be read in conjunction with the Consolidated Financial Statements of the Company and related notes in the Form 10-K, which is incorporated by reference herein, and the Pro Forma Condensed Consolidated Financial Statements and related notes included elsewhere in this Prospectus.

                                                                    DECEMBER 31, 1993
                                                           ------------------------------------
                                                              AS            AS
                                                           ADJUSTED      ADJUSTED
                                                             WITH        WITHOUT
                                                            MERGER        MERGER        ACTUAL
                                                           --------      --------      --------
                                                                      (IN MILLIONS)
Total debt (including current maturities of long-term
  debt).................................................   $1,040.9      $  439.4      $  514.4
                                                           --------      --------      --------
Redeemable Preferred Stock, Series A....................       13.8          13.8          13.8
                                                           --------      --------      --------
Common stock and other stockholders' equity:
  New Preferred Stock (1)...............................      150.0         150.0            --
  Common stockholders' equity...........................      838.2         838.2         842.3
                                                           --------      --------      --------
          Total common stock and other stockholders'
            equity......................................      988.2         988.2         842.3
                                                           --------      --------      --------
Total capitalization....................................   $2,042.9      $1,441.4      $1,370.5
                                                           --------      --------      --------
                                                           --------      --------      --------

- ---------------

(1) Assumes the sale of 3,000,000 shares of New Preferred Stock at an offering price of $50 per share.

                SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

     The following table sets forth, for the periods and the dates indicated, selected historical consolidated financial data and pro forma consolidated financial data of the Company after giving effect to the issuance of the New Preferred Stock and the application of the net proceeds therefrom to, among other things, acquire the limited partner interests in VNGP, L.P. not currently held by the Company. This table should be read in conjunction with the financial statements, related notes and Management's Discussion and Analysis of Financial Condition and Results of Operations included in the Form 10-K for the year ended December 31, 1993, which is incorporated by reference herein, and the pro forma condensed consolidated financial statements and related notes included elsewhere in this Prospectus. Dollar amounts are in thousands of dollars, except for per share amounts.

                                  AS OF OR
                                  FOR THE                                       AS OF OR FOR THE
                                 YEAR ENDED                                        YEAR ENDED
                                DECEMBER 31,                                      DECEMBER 31,
                                    1993       ----------------------------------------------------------------------------------
                                PRO FORMA(1)      1993(2)            1992             1991             1990             1989
                               --------------  --------------   --------------   --------------   --------------   --------------
INCOME STATEMENT DATA:
  Operating revenues..........  $  2,275,331    $   1,222,239    $   1,234,618    $   1,011,835    $   1,168,867    $     941,258
                               --------------  --------------   --------------   --------------   --------------   --------------
  Costs and expenses:
    Cost of sales.............     1,863,333          970,435          926,189          740,623          884,973          732,040
    Operating expenses........       157,484          119,567          126,185          115,339          113,861          105,138
    Depreciation expense......        92,910           56,733           48,214           36,607           35,642           34,401
                               --------------  --------------   --------------   --------------   --------------   --------------
        Total.................     2,113,727        1,146,735        1,100,588          892,569        1,034,476          871,579
                               --------------  --------------   --------------   --------------   --------------   --------------
  Operating income............       161,604           75,504          134,030          119,266          134,391           69,679
  Equity in earnings of and
    income from VNGP, L.P.....            --           23,693           26,360           32,389           29,161           11,628
  Other income, net...........         7,686            6,209            1,452            7,252              108            2,355
  Interest and debt expense:
    Incurred..................      (103,840)         (49,517)         (46,276)         (37,948)         (24,566)         (24,971)
    Capitalized...............        14,048           12,335           15,853           25,408            6,499              610
                               --------------  --------------   --------------   --------------   --------------   --------------
  Income before income
    taxes.....................        79,498           68,224          131,419          146,367          145,593           59,301
  Income tax expense..........        35,700           31,800           47,500           47,700           50,900           17,800
                               --------------  --------------   --------------   --------------   --------------   --------------
  Net income..................        43,798           36,424           83,919           98,667           94,693           41,501
  Less: preferred and
    preference stock dividend
    requirements..............        11,012            1,262            1,475            6,044            7,060           13,347
                               --------------  --------------   --------------   --------------   --------------   --------------
  Net income applicable to
    common stock..............  $     32,786    $      35,162    $      82,444    $      92,623    $      87,633    $      28,154
                               --------------  --------------   --------------   --------------   --------------   --------------
                               --------------  --------------   --------------   --------------   --------------   --------------
  Earnings per share of common
    stock(3)..................  $        .76    $         .82    $        1.94    $        2.28    $        2.31    $         .98
                               --------------  --------------   --------------   --------------   --------------   --------------
                               --------------  --------------   --------------   --------------   --------------   --------------
  Ratio of earnings to fixed
    charges and preferred and
    preference stock
    dividends(4)..............          1.39x            1.95x            3.21x            3.29x            4.18x            2.13x
                               --------------  --------------   --------------   --------------   --------------   --------------
                               --------------  --------------   --------------   --------------   --------------   --------------
CASH FLOW DATA:
  Net cash provided by
    operating activities......  $    206,812    $     141,281    $     152,511    $     182,773    $     196,383    $      43,376
  Net (increase)/decrease in
    working capital...........        52,466           39,048          (15,123)          (2,399)           6,152          (21,657)
  Capital additions...........       172,655          136,594          282,755          229,747          137,798           36,896
  Dividends per common
    share.....................           .46              .46              .42              .34              .26              .15
BALANCE SHEET DATA:
  Total assets................  $  2,645,660    $   1,764,437    $   1,759,100    $   1,502,430    $   1,266,223    $   1,019,551
  Investment in and leases
    receivable from VNGP,
    L.P.......................            --          130,557          125,285           96,682           20,129           14,573
  Total debt (including
    current maturities of
    long-term debt and notes
    payable)..................     1,040,928          514,358          505,385          381,656          249,033          243,375
  Redeemable preferred
    stock.....................        13,800           13,800           14,950           16,100           17,250           18,400
  Common stock and other
    stockholders' equity:
    New Preferred Stock.......       150,000               --               --               --               --               --
    Common stockholders'
      equity..................       838,237          842,297          820,758          686,535          658,076          512,467
                               --------------  --------------   --------------   --------------   --------------   --------------
        Total.................       988,237          842,297          820,758          686,535          658,076          512,467
Total debt as a percentage of
  total capitalization........          51.0%            37.5%            37.7%            35.2%            26.9%            31.4%

- ---------------

(1) The pro forma income statement and cash flow data for the period ended December 31, 1993 assume that the acquisition of the outstanding interests in VNGP, L.P. and the issuance of the New Preferred Stock to provide funds therefor occurred on January 1, 1993. The pro forma balance sheet data assume such transactions occurred on December 31, 1993. The pro forma data also assume the repayment of long-term bank debt with the excess of the net proceeds of the Offering over the acquisition cost of the outstanding limited partner interests and the other costs of the proposed acquisition. The New Preferred Stock is assumed to be convertible into Common Stock at a premium of 25% above a Common Stock market price of $22 per share at the date of issuance of the New Preferred Stock. If the acquisition of the outstanding interests in VNGP, L.P. does not occur, earnings per share of common stock would be $.66, the ratio of earnings to fixed charges and preferred and preference stock dividends would be 1.57x and the total debt as a percentage of total capitalization would be 30.5%, assuming the net proceeds of the Offering were applied to retire all outstanding indebtedness under the Company's bank credit agreements, with the remainder added to working capital.

(2) 1993 results of operations were reduced by a $27.6 million, or $17.9 million after-tax, write-down in the carrying value of the Company's refinery inventories during the fourth quarter of 1993 to reflect existing market prices.

(3) Conversion of the New Preferred Stock into Common Stock is antidilutive to pro forma earnings per share of Common Stock for the year ended December 31, 1993.

(4) The ratio of earnings to fixed charges and preferred and preference stock dividends, is computed by dividing (i) the sum of pre-tax income, amortization of previously capitalized interest, distributions in excess of/(less than) equity in earnings of the Partnership, and fixed charges (excluding capitalized interest) by (ii) the sum of fixed charges and pre-tax earnings required to cover preferred and preference stock dividend requirements. Fixed charges consist of total interest, whether expensed or capitalized, amortization of debt expense and one-third of rents, which is deemed representative of the interest portion of rental expense.

                 DIVIDENDS AND PRICE RANGE OF THE COMMON STOCK

     The Common Stock is traded on the New York Stock Exchange (symbol: VLO). The following table sets forth on a per share basis for the periods indicated the high and low sales prices of the Common Stock in the New York Stock
Exchange -- Composite Transactions listing, as reported by The Wall Street Journal, and the amount of per-share dividends for each quarter on the Common Stock. As of February 14, 1994, there were 8,095 holders of record of the Common Stock and an estimated 20,000 beneficial owners of Common Stock.


                                                                                        DIVIDENDS
                                                                                        PER
                                                                                        COMMON
                                                                 HIGH        LOW        SHARE
                                                                ------      ------      ----
1992
First Quarter.................................................  $33 3/8     $27 7/8      $.09
Second Quarter................................................   32          22 1/8       .11
Third Quarter.................................................   26 7/8      21 1/2       .11
Fourth Quarter................................................   25 1/2      19 1/2       .11
1993
First Quarter.................................................  $24 1/2     $20 7/8      $.11
Second Quarter................................................   24 7/8      21 5/8       .11
Third Quarter.................................................   26 1/8      22           .11
Fourth Quarter................................................   26 1/8      19 5/8       .13
1994
First Quarter (through March 1, 1994).........................  $24 1/8     $19 1/2      $.13


     On March 1, 1994, the last sales price of the Common Stock in the New York Stock Exchange -- Composite Transactions listing was $21 7/8.


     See "1993 Results of Operations" for a description of financial ratio requirements under certain of the Company's financing agreements. The aggregate annual dividend requirement on Energy's Preferred Stock outstanding at February 14, 1994, is approximately $1.2 million.

                     DESCRIPTION OF THE NEW PREFERRED STOCK

GENERAL

     The following statements are brief summaries of certain provisions relating to the New Preferred Stock of Energy, as contained in the Restated Certificate of Incorporation of Energy and the form of Certificate of Designation for the New Preferred Stock (the "Certificate of Designation"), both of which are filed or incorporated by reference as exhibits to the Registration Statement. Such summaries do not purport to be complete, and for a full and complete statement of the provisions thereof reference is made to such exhibits. Such summaries shall be deemed to be qualified in their entirety by such reference.

     The New Preferred Stock has been authorized as a new series of Energy's Preferred Stock consisting of 3,450,000 shares. Pursuant to its Restated Certificate of Incorporation, Energy is authorized to issue, without any action on the part of its stockholders, an aggregate of 20,000,000 shares of Preferred Stock. Energy's Preferred Stock, $8.50 Cumulative Series A ("Series A Preferred Stock") is the only series of Preferred Stock currently issued and outstanding. Of the 1,150,000 shares of Series A Preferred Stock originally issued, 138,000 remain outstanding as of February 14, 1994. See "-- Description of Other Equity Securities". The Board of Directors has broad authority to divide the Preferred Stock into one or more series and broad authority to fix and determine the relative rights and preferences, including the voting rights, of the shares of each series. Preferred Stock redeemed or otherwise retired will generally assume the status of authorized but unissued shares and may be reissued in the same manner as other authorized but unissued shares. However, shares of Series A Preferred Stock redeemed pursuant to the optional or mandatory redemption provisions described below may not be reissued.

DIVIDEND RIGHTS

     The holders of the New Preferred Stock are entitled to receive, when and as declared by Energy's Board of Directors, out of funds legally available therefor, in preference to the holders of Common Stock, the Serial Preference Stock and of any other stock ranking junior to the New Preferred Stock ("junior stock") in respect of dividends or distributions of assets upon liquidation, dissolution or winding up of the affairs of Energy (collectively referred to herein as "liquidation"), cash dividends at the per share rate set forth on the front cover of this Prospectus. Dividends on the New Preferred Stock will accrue from the date of first issuance of the New Preferred Stock and will be payable quarterly, in arrears on the first day of each March, June, September and December, commencing on June 1, 1994, except that if such date is not a business day then such dividends shall be payable on the first immediately succeeding business day.

     Dividends upon shares of the New Preferred Stock are cumulative so that, if in respect of any past quarterly dividend period or periods full dividends upon the outstanding shares of the New Preferred Stock shall not have been paid, the amount of the deficiency must be fully paid or declared and set apart for payment before any dividend may be declared and paid or set apart for payment upon any capital stock ranking on a parity therewith or any junior stock, before any other distributions of assets shall be made with respect to any capital stock ranking on a parity therewith or any junior stock, before the purchase of any shares of any capital stock ranking on a parity therewith or any junior stock, or before the purchase or redemption of any shares of any series of Preferred Stock (other than the purchase or redemption of junior stock acquired in exchange for or out of the proceeds of the issue of other junior stock). Each share of New Preferred Stock will rank on a parity with each other share of Preferred Stock, irrespective of series, with respect to preferential dividends at the respective rates fixed for such series. No dividend may be declared and paid or set apart for payment for Preferred Stock of any other series unless at the same time a dividend in like proportion to the dividends accrued upon the Preferred Stock of each other series is declared and paid or set apart for payment, as the case may be, on the New Preferred Stock and the Preferred Stock of each other series having provisions for cumulative dividends then outstanding. Accruals of dividends on the New Preferred Stock will not bear interest.

     Each dividend on the New Preferred Stock will be paid when, as and if declared by the Board of Directors to the holders of record of shares of the New Preferred Stock as they appear on the stock register of Energy on such record date, not exceeding 30 days preceding the payment date thereof, as is fixed by the Board of Directors. Dividends on account of arrears for any past quarterly dividend period may be declared and paid at any time, without reference to any regular dividend payment date, to holders of record on such date, not exceeding 45 days preceding the payment date thereof, as may be fixed by the Board of Directors.

OPTIONAL REDEMPTION

     Shares of the New Preferred Stock will not be redeemable prior to June 1, 1997. The shares of New Preferred Stock will be redeemable at the option of Energy, in whole or in part, at any time or from time to time, out of funds legally available therefor, on or after June 1, 1997, at the redemption prices per share of New Preferred Stock set forth below during the 12-month periods beginning on June 1 of the years shown below, plus in each case an amount equal to accrued and unpaid dividends, if any, to (and including) the redemption date, whether or not earned or declared (the "Redemption Price").


                                 PRICE
                                  PER
             YEAR                SHARE
             ----               --------
1997..........................
1998..........................
1999..........................
2000..........................

                                 PRICE
                                  PER
             YEAR                SHARE
             ----               --------
2001..........................
2002..........................
2003..........................
2004 and thereafter...........

     In case of the redemption of only part of the New Preferred Stock at the time outstanding, at the option of the Board of Directors of Energy such redemption may be made pro rata or the shares to be redeemed will be chosen by lot in such manner as may be prescribed by the Board of Directors.

     Notice of any proposed redemption of New Preferred Stock shall be given by Energy by mailing a copy of such notice at least 30 days prior to the date fixed for such redemption to each holder of record of the shares to be redeemed at its address appearing on the books of Energy. If on or before the redemption date specified in such notice all funds necessary for such redemption shall have been set aside by Energy, separate and apart from its other funds, in trust for the pro rata benefit of the holders of the shares so called for redemption, so as to be available therefor, then from and after the date of redemption so designated, notwithstanding that any certificate representing shares of New Preferred Stock so called for redemption shall not have been surrendered for cancellation, the shares represented thereby shall no longer be deemed outstanding, the right to receive dividends thereon shall cease to accrue and all rights with respect to such shares of New Preferred Stock so called for redemption shall forthwith on such redemption date cease and terminate, except only the right of the holders thereof to receive the redemption price of such shares so to be redeemed plus accrued and unpaid dividends up to the date fixed for redemption, but without interest thereon. Energy may, however, prior to the redemption date specified in the notice of redemption, deposit in trust for the account of the holders of the shares of New Preferred Stock to be redeemed with a bank or trust company all funds necessary for such redemption together with irrevocable written instructions authorizing such bank or trust company, on behalf and at the expense of Energy, to cause the notice of redemption to be mailed as herein provided.

     So long as any shares of New Preferred Stock are outstanding, Energy may not purchase, redeem or otherwise acquire for value any shares of Preferred Stock (other than the purchase or redemption of Preferred Stock acquired in exchange for or out of the proceeds of the issue of Preferred Stock or junior stock) during the continuance of any default in the payment of dividends on the New Preferred Stock.

     All shares of New Preferred Stock redeemed pursuant to the optional redemption provisions will be retired and restored to the status of authorized and unissued shares of Preferred Stock undesignated as to series. Such shares may not be reissued as shares of New Preferred Stock but may be reissued as shares of another series of Preferred Stock.

     For information regarding restrictions on the payment of dividends and other "restricted disbursements", see "Dividends and Price Range of the Common Stock."

CONVERSION RIGHTS

     Each share of the New Preferred Stock is convertible, at the option of the holder thereof, into Common Stock at the initial conversion price and equivalent conversion rate set forth on the front cover of this Prospectus. See "Dividends and Price Range of the Common Stock" for information regarding recent sales prices of the Common Stock. For purposes of conversion, each share of the New Preferred Stock shall be valued at $50.00 per share, which shall be divided by the then current conversion price to determine the number of shares of Common Stock issuable upon conversion (the conversion rate). No fractional shares will be issued upon conversion, but any fractions will be settled in cash. If more than one share of New Preferred Stock is surrendered for conversion, the values of all such shares surrendered by the same holder for conversion will be aggregated in determining the number of shares of Common Stock and the payment, if any, in lieu of fractional shares that a holder of New Preferred Stock will receive upon conversion. Upon conversion, no payment or allowance will be made in respect of any accrued dividends on the New Preferred Stock or in respect of any dividends which may have been declared on the Common Stock. The right of conversion with respect to shares of the New Preferred Stock called for redemption will terminate at the close of business on the fifth trading day prior to the date fixed for redemption. Holders of New Preferred Stock that is converted into Common Stock will be treated for all purposes, including the determination of stockholders entitled to receive dividends on such New Preferred Stock or to receive notice of and to vote at any meeting of stockholders, as holders of record of Common Stock as of the date on which shares of New Preferred Stock are surrendered for conversion. However, in the event of a notice of redemption being issued prior to June 1, 1997, holders of the shares of New Preferred Stock called for redemption as of the record date for the June 1, 1997 dividend would be entitled to that dividend, irrespective of whether conversion into the Common Stock had occurred prior to the dividend payment date.

     The conversion price shall be subject to adjustment if Energy shall (i) pay a stock dividend or stock dividends or otherwise make a distribution or distributions on shares of its capital stock payable in shares of its Common Stock or other capital stock, (ii) subdivide outstanding shares of Common Stock into a larger number of shares, (iii) combine outstanding shares of Common Stock into a smaller number of shares, (iv) issue by reclassification of shares of Common Stock any shares of capital stock of Energy of any class or classes, (v) issue rights or warrants to all holders of Common Stock entitling them (for a period expiring within 45 days after the record date for determining the holders entitled to receive such rights or warrants) to subscribe for or purchase shares of Common Stock at a price per share less than the average of the closing prices of the Common Stock for the 20 consecutive trading days ending on the last trading day prior to such record date, or (vi) distribute to all holders of Common Stock evidences of its indebtedness or assets (excluding cash dividends or cash distributions paid out of earned surplus) or rights to subscribe (except as described in clause (v) above), and shall also be subject to adjustment if the Distribution Date with respect to the Preference Share Purchase Rights shall occur. See "Description of the Preference Share Purchase Rights." There will be no upward adjustment in the conversion price, except in the event of a reverse stock split or if rights or warrants the issuance of which previously resulted in an adjustment in the conversion price were to expire unexercised. Energy is not required to make adjustments of less than 1% in the conversion price, but any adjustment that would otherwise be required to be made will be taken into account in the computation of any subsequent adjustment. In the case of certain mergers, consolidations or sales or transfer of assets of Energy, holders of the New Preferred Stock shall have the right to convert such shares only into the kind and amount of securities and other property receivable by holders of Common Stock in connection with any such transaction.

     Whenever the conversion price is adjusted, Energy will mail to each holder of record of New Preferred Stock a notice setting forth the conversion price after such adjustment and a brief statement of the facts requiring such adjustment. Such notice prepared in good faith will be conclusive evidence of the correctness of such adjustment absent manifest error. In addition, if Energy shall declare a dividend or any other distribution on its Common Stock (payable otherwise than in cash out of earned surplus), declare a special nonrecurring cash dividend on or a redemption of its Common Stock, authorize the granting of rights or warrants to holders of its Common Stock, or enter into a merger, consolidation or transfer of assets or undertake a reclassification of its Common Stock for which stockholder approval is required, or in the event of the voluntary or involuntary liquidation of Energy, Energy will mail a notice of such event to each holder of record of New Preferred Stock, at least 10 days prior to the record date therefor.

PRIORITY IN EVENT OF LIQUIDATION

     In the event of any liquidation, dissolution or winding up of the affairs of Energy, after payment or provision for payment of the debts and other liabilities of Energy, the holders of the New Preferred Stock will be entitled to receive, out of the remaining net assets of Energy, (i) if such liquidation, dissolution or winding up of the affairs of Energy is involuntary, the amount of $50 in cash for each share of New Preferred Stock, or, (ii) in the event such liquidation, dissolution or winding up of the affairs of Energy is voluntary, an amount in cash per share of New Preferred Stock equal to the Redemption Price that would apply to an optional redemption of the New Preferred Stock on the date fixed for distribution, plus in each case an amount equal to all dividends accrued and unpaid on each such share (whether or not declared) up to the date fixed for distribution, before any distribution shall be made to the holders of the Serial Preference Stock or the Common Stock of Energy. If upon any liquidation, dissolution or winding up of the affairs of Energy, the assets distributable among the holders of any series of Preferred Stock shall be insufficient to permit the payment in full to the holders of all series of the Preferred Stock of all preferential amounts payable to all such holders, then the entire assets of Energy thus distributable shall be distributed ratably among the holders of all series of the Preferred Stock in proportion to the respective amounts that would be payable per share if such assets were sufficient to permit payment in full.

     Neither the merger or consolidation of Energy into or with another corporation nor the merger of any other corporation into Energy shall be deemed to be a liquidation, dissolution or winding up of Energy within the meaning of this provision, but the sale, lease or conveyance of all or substantially all of Energy's assets will be deemed a liquidation, dissolution or winding up of Energy within the meaning of this provision.

VOTING RIGHTS

     Except under the limited circumstances described below and as required by applicable law, the holders of New Preferred Stock will have no voting rights. If and whenever cumulative dividends on any series of Preferred Stock are in arrears in an amount equal to six full quarterly payments or more per share, then during the period (hereinafter called the "class voting period") commencing with such time and ending with the time when all arrears in dividends on all the Preferred Stock shall have been paid and the full dividend on all the Preferred Stock for the then current quarterly dividend period shall have been paid or declared and set apart for payment, the holders of all such series of Preferred Stock, voting together as a class, will be entitled to elect two members of the Board of Directors of Energy and each share of Preferred Stock will be entitled to one vote. At any election of directors held during a class voting period, holders of shares of the Preferred Stock will be entitled to cumulate their votes. The term of any director so elected shall expire at the end of the class voting period.

     Energy may not, without the consent of the holders of at least two-thirds of the total number of shares of Preferred Stock at the time outstanding, (a) create or authorize any shares of any class of stock ranking prior to the Preferred Stock in respect of dividends or distributions of assets on liquidation of Energy (hereinafter sometimes referred to as "prior stock") or any securities convertible into any such prior stock; or (b) amend, alter or repeal any of the rights, preferences or powers of the holders of Preferred Stock so as to affect adversely any such rights, preferences or powers; provided, however, that if such amendment, alteration or repeal affects adversely the rights, preferences or powers of one or more, but not all, series of Preferred Stock at the time outstanding, only the consent of the holders of at least two-thirds of the total number of shares of all series so affected are required.

     In addition, Energy may not, without the consent of the holders of at least a majority of the total number of shares of the Preferred Stock at the time outstanding, create or authorize any shares of any class of stock ranking on a parity with the Preferred Stock in respect of dividends or distributions of assets on liquidation of Energy (hereinafter sometimes referred to as "parity stock") or any securities convertible into any such parity stock may not merge or consolidate into or with any other corporation or sell or otherwise dispose of all or substantially all of Energy's assets nor may any other corporation be merged into Energy. However, no such consent is required in connection with a merger or consolidation which does not, under applicable statutes, require any vote of the stockholders of Energy.

PREFERENCE SHARE PURCHASE RIGHTS

     Each share of Common Stock issued upon conversion prior to the time the Preference Share Purchase Rights detach from the Common Stock and become separately tradable (or such earlier time as the Preference Share Purchase Rights expire or are redeemed) will be issued with an associated Preference Share Purchase Right. The Preference Share Purchase Rights are not currently tradeable separately from and are evidenced by the certificate for shares of the Common Stock. Unless the context indicates otherwise, all references to "Common Stock" in this Prospectus include the Common Stock and the Preference Share Purchase Rights trading therewith. For additional information regarding the Preference Share Purchase Rights, see "Description of the Preference Share Purchase Rights."

NEW YORK STOCK EXCHANGE LISTING

     Application has been made to list the New Preferred Stock on the New York Stock Exchange.

MISCELLANEOUS

     The New Preferred Stock, when issued and paid for, will be fully paid and nonassessable. The New Preferred Stock has no preemptive rights and is not subject to any sinking fund.

     Energy, in its capacity as a registered transfer agent, will act as Transfer Agent and Registrar for the New Preferred Stock. Energy will also act as paying agent for the New Preferred Stock. Energy will appoint Norwest Trust Company, New York, New York, as its agent for receipt and delivery of shares of the New Preferred Stock in The City of New York, the Borough of Manhattan.

                        DESCRIPTION OF THE COMMON STOCK

     The authorized Common Stock of Energy consists of 75,000,000 shares, $1.00 par value. At February 14, 1994, there were 43,334,901 shares of Common Stock issued and outstanding. After the requirements with respect to preferential dividends upon any outstanding Preferred Stock (including the New Preferred Stock) and Serial Preference Stock have been met, the holders of the Common Stock shall be entitled to receive such dividends as may be declared from time to time by the Board of Directors. For information regarding restrictions on payments of dividends, see "Dividends and Price Range of the Common Stock." Each share of Common Stock shall entitle the holder thereof to one vote for each share held. At present, the Common Stock trades with the Preference Share Purchase Rights. See "Description of the Preference Share Purchase Rights."

     In the event of any liquidation of Energy, after the holders of the Preferred Stock of each series, the Serial Preference Stock of each series and any other class of stock ranking prior to the Common Stock in respect of distributions of assets on liquidation of Energy shall have been paid in full the amount to which they respectively shall be entitled or a sum sufficient for such payment in full shall have been set apart, the remaining net assets of Energy shall be distributed pro rata to the holders of the Common Stock in accordance with their respective rights and interests, to the exclusion of the holders of the Preferred Stock, the Serial Preference Stock and any other such class of stock ranking prior to the Common Stock.

     The Restated Certificate of Incorporation of Energy provides for cumulative voting and provides that directors are to be elected in three classes of as nearly an equal number as possible for terms of three years. As a result, a person acquiring a majority of the Common Stock may be unable to promptly gain control of Energy's Board of Directors. In general, the Restated Certificate of Incorporation also requires the affirmative vote of holders of 80% of the voting stock of Energy prior to any merger, consolidation, sale or lease of all or substantially all of the assets of Energy or certain other transactions involving the issuance of the securities of Energy and involving any person beneficially owning 5% or more of any class or series of voting stock of Energy. The voting requirement is not applicable to certain transactions, including those that are approved by Energy's Board of Directors prior to such person becoming such a beneficial owner. The foregoing provisions may have certain anti-takeover effects in that a person gaining voting control of Energy may be prevented from or delayed in taking actual control. For purposes of the provision of the Restated Certificate of Incorporation described above, "voting stock" would mean all stock entitled to vote in an election of directors at the time the determination is being made. Accordingly, New Preferred Stock does not constitute "voting stock" unless, at the time the determination is being made, the New Preferred Stock is entitled to vote for the election of two directors, as described above.

     Energy's Restated Certificate of Incorporation also contains a provision that limits the liability of Energy's directors, as permitted by the Delaware General Corporation Law. The provision eliminates the personal liability of directors to Energy and its stockholders for monetary damages for breaches of their fiduciary duty of care. As a result, stockholders may be unable to recover monetary damages against directors for negligent or grossly negligent acts or omissions in violation of their duty of care. The provision does not change the liability of a director for breach of his duty of loyalty to Energy or to stockholders, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, the declaration or payment of dividends or improper repurchases, or redemptions of Energy's stock in violation of Delaware law or in respect of any transaction from which a director received an improper personal benefit.

     As a Delaware corporation, Energy is subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents an "interested stockholder" (defined generally as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined) with a Delaware corporation for three years following the date such person became an interested stockholder unless (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder. Under Section 203, the restrictions described above also do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person's becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors. For purposes of Section 203, "voting stock" means stock entitled to vote generally in elections for the board of directors.

     The Common Stock has no preemptive, redemption or conversion rights.

     Energy, in its capacity as a registered transfer agent, acts as Transfer Agent and Registrar for the Common Stock. Energy also acts as paying agent for the Common Stock upon the declaration of any dividend. Energy has appointed Norwest Trust Company, 3 New York Plaza, 15th Floor, New York, New York, 10004 as its agent for receipt and delivery of shares of Common Stock in The City of New York, the Borough of Manhattan.

              DESCRIPTION OF THE PREFERENCE SHARE PURCHASE RIGHTS

     On November 25, 1985, Energy's Board of Directors declared a dividend distribution of one Preference Share Purchase Right for each outstanding share of Common Stock to the stockholders of record on that date. In addition, the Board determined that each authorized but then unissued share of Common Stock issued on or after such date and prior to the Distribution Date (as defined below) would also be accompanied by a Preference Share Purchase Right. Each Preference Share Purchase Right entitles the registered holder to purchase from Energy 1/100 of a share of a series of the Serial Preference Stock of Energy designated as Junior Participating Serial Preference Stock, Series II, $1.00 par value (the "Junior Preference Stock"), at a price of $35 per 1/100 of a share of Junior Preference Stock (the "Purchase Price"). The complete description and terms of the Preference Share Purchase Rights are set forth in an Amended and Restated Rights Agreement, dated as of October 17, 1991 (the "Rights Agreement"), between Energy and Ameritrust Texas N.A., as successor Rights Agent (the "Rights Agent"), which has been incorporated by reference as an exhibit to the Registration Statement. The following statements are summaries of certain provisions relating to the Preference Share Purchase Rights, do not purport to be complete, and are qualified in their entirety by reference to the Rights Agreement.

     An aggregate of 500,000 shares of Junior Preference Stock have been authorized for issuance. The Junior Preference Stock issuable upon exercise of the Preference Share Purchase Rights is nonredeemable, and is subordinate to Energy's Preferred Stock but prior to the Common Stock as to dividends and distributions of assets upon liquidation. Each share of the Junior Preference Stock will have a minimum cumulative quarterly dividend rate of $25 per share, but will be entitled to an aggregate dividend of 100 times any dividend declared per share of Common Stock. In the event of a liquidation, holders of the Junior Preference Stock would receive a minimum liquidation payment of $100 per share, but if any liquidation payment is made with respect to the Common Stock, the holders of the Junior Preference Stock would be entitled to receive an aggregate liquidation payment equal to 100 times the payment made per share of Common Stock. Each share of Junior Preference Stock will have 100 votes, voting together as a class with the Common Stock and the Series A Preferred Stock, but will have no separate voting rights in the event of a dividend arrearage. In the event of a merger, consolidation or other transaction in which Common Stock is exchanged, each share of Junior Preference Stock will be entitled to receive 100 times the amount received per share of Common Stock.

     Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (the "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding Common Stock of Energy or (ii) 10 days (or such later date as may be determined by the Board of Directors prior to such time as any person becomes an Acquiring Person) following the commencement or announcement of an intention to make a tender offer or exchange offer which would result in any person becoming the beneficial owner of 20% or more of such outstanding Common Stock (the earlier of such dates being called the "Distribution Date"), the Preference Share Purchase Rights will automatically trade with and be evidenced by the certificates for the Common Stock. Until the Distribution Date (or the earlier redemption or expiration of the Preference Share Purchase Rights), the surrender for transfer of any certificates for Common Stock will also constitute the transfer of the Preference Share Purchase Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Preference Share Purchase Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will then evidence the Preference Share Purchase Rights. The Rights Agreement may be amended by the Board of Directors prior to the time an Acquiring Person becomes such so as to reduce the 20% thresholds described above to not less than 10%.

     Except as described below, in the event any person becomes an Acquiring Person, each holder of a Preference Share Purchase Right (other than the Acquiring Person) shall thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Preference Share Purchase Right, that number of shares of Common Stock which, at the time of exercise, would have a market value of two times the exercise price of the Preference Share Purchase Right. In the event that Energy is involved in a merger or other business combination where Energy is not the surviving corporation or where the Common Stock is changed or exchanged or in a transaction where 50% or more of Energy's consolidated assets or earning power are sold or transferred, proper provisions will be made so that each holder of a Preference Share Purchase Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Preference Share Purchase Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the exercise price of the Preference Share Purchase Right. At any time after an Acquiring Person becomes such, and prior to such time as the Acquiring Person (together with all affiliates and associates of such Acquiring Person) becomes the beneficial owner of 50% or more of the Common Stock then issued and outstanding, the Board of Directors of Energy may exchange the outstanding and exercisable Preference Share Purchase Rights for Common Stock at an exchange ratio of one share of Common Stock per Preference Share Purchase Right, subject to adjustment as described below.

     The Preference Share Purchase Rights will have certain anti-takeover effects. The Preference Share Purchase Rights will cause substantial dilution to a person or group that attempts to acquire Energy on terms not approved by Energy's Board of Directors, except pursuant to an offer conditioned on a substantial number of Preference Share Purchase Rights being acquired. The Preference Share Purchase Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Preference Share Purchase Rights may be redeemed by Energy at $.05 per Preference Share Purchase Right prior to the time that any Acquiring Person becomes such and may be exchanged for Common Stock as described herein.

     The Preference Share Purchase Rights are not exercisable until the Distribution Date. The Preference Share Purchase Rights will expire on November 25, 1995, unless earlier redeemed by Energy as described in the Rights Agreement. The Purchase Price payable, and the number of Preference Shares or other securities or property issuable, upon exercise of the Preference Share Purchase Rights are subject to adjustment from time to time to prevent dilution, as specified in the Rights Agreement.

     Until a Preference Share Purchase Right is exercised, the holder thereof, as such, will have no rights as a stockholder of Energy, including, without limitation, the right to vote or to receive dividends.

     Additional information regarding the Preference Share Purchase Rights is set forth in Energy's Registration Statement on Form 8-A under the Exchange Act, dated November 25, 1985, as amended April 27, 1990, June 7, 1990 and October 17, 1991 (Commission File No. 1-4718), which is incorporated by reference herein.

                     DESCRIPTION OF OTHER EQUITY SECURITIES

     The following statements are summaries of certain provisions relating to the Preferred Stock and Serial Preference Stock of Energy. The complete designations, rights and preferences of these securities are contained in the Restated Certificate of Incorporation of Energy and the Certificate of Designation, which are filed as Exhibits to the Registration Statement. Such summaries do not purport to be complete, and for a full and complete statement of the provisions thereof, reference is hereby made to such Exhibits. Such summaries are qualified in their entirety by such reference.

     Energy is authorized by its Restated Certificate of Incorporation to issue 20,000,000 shares of Preferred Stock and 10,000,000 shares of Serial Preference Stock, each issuable in series. At February 14, 1994, there were 138,000 shares of Series A Preferred Stock issued and outstanding. An additional 552,000 shares of Series A Preferred Stock are held by a subsidiary of Energy. Such shares are not considered outstanding for purposes of voting but are considered outstanding for purposes of applying the sinking fund provisions discussed below. No shares of any other series of Preferred Stock are outstanding. No shares of any series of Serial Preference Stock are currently issued and outstanding.

     The Board of Directors has authority to divide the Preferred Stock and Serial Preference Stock into one or more series and has broad authority to fix and determine the relative rights and preferences of the shares of each such series. Preferred Stock or Serial Preference Stock redeemed or otherwise retired will assume the status of authorized but unissued shares. However, shares of Series A Preferred Stock redeemed pursuant to the optional or mandatory redemption provisions described below may not be reissued.

     The outstanding Preferred Stock has preference over the Serial Preference Stock and the Common Stock as to dividends and distribution of assets upon liquidation. If Energy has not met the requirements for dividend payments or for any sinking fund created with respect to any series of the Preferred Stock, dividends may not be paid on the Serial Preference Stock or on the Common Stock. Similarly, if Energy has not met the requirements for dividend payments or any sinking fund requirements created with respect to any series of the Serial Preference Stock, dividends may not be paid on the Common Stock. The holders of Series A Preferred Stock are entitled to one vote for each share held. Except as otherwise provided in the Restated Certificate of Incorporation, the Series A Preferred Stock and Common Stock vote together as a class on all matters voted on by the stockholders, including the election of directors.

     Whenever dividends on the Preferred Stock are in arrears in an amount equal to or exceeding six quarterly dividends, then during the period commencing with such time and ending with the time when all arrears in dividends on the Preferred Stock have been paid and the full dividend on all series of the Preferred Stock for the then current quarterly dividend period has been paid or set apart for payment, the holders of the Preferred Stock, voting together as a class, are entitled (in addition to the Series A Preferred Stock voting together with the Common Stock as a class) to elect two directors, with each share of Preferred Stock entitling the holder thereof to one vote.

     The dividend rate on the Series A Preferred Stock is cumulative and payable at the rate of $8.50 per share per annum. The Series A Preferred Stock is redeemable, in whole or in part, at the option of Energy at $105.50 per share prior to December 1, 1994, and at prices decreasing $0.50 annually to $100 after November 30, 2004. Energy is required to redeem 57,500 shares (only 11,500 shares of which relate to shares that are currently issued and outstanding and held by a third party), and may at its option redeem up to an additional 57,500 shares, of Series A Preferred Stock on December 1 of each year. Such mandatory redemptions are made at the price of $100 per share of Series A Preferred Stock. In the event of a liquidation of Energy, holders of the Series A Preferred Stock are entitled to receive, if the liquidation is voluntary, the amount they would have been entitled to receive had Energy then voluntarily redeemed the Series A Preferred Stock, or, if the liquidation is involuntary, $100 per share, plus in each case an amount equal to the amount of accrued and unpaid dividends to date of liquidation.

     Certain actions by Energy which do not require the consent of holders of Preferred Stock of all series or of the New Preferred Stock, do require the consent of holders of the Series A Preferred Stock voting as a separate class. Without the consent of the holders of at least two-thirds of the total number of shares of Series A Preferred Stock outstanding, Energy may not issue any shares of prior stock or issue any debt obligations convertible into prior stock if, as of the time of any such issue, after giving effect thereto and to the application of proceeds therefrom:

          (a) The net earnings of Energy available for dividends (as defined in the Restated Certificate of Incorporation) for a period of twelve consecutive calendar months out of the fifteen months immediately preceding such issue amount to less than 1 1/2 times the annual dividend requirements on all then outstanding shares of Preferred Stock, prior stock and parity stock (assuming conversion of all debt obligations convertible into any such stock); or

          (b) The net assets of Energy amount to less than 150% of the amount to which holders of all then outstanding Preferred Stock, prior stock and parity stock (assuming conversion of all debt obligations convertible into any such stock) would be entitled upon the involuntary liquidation of Energy.

     In addition, without the consent of the holders of at least a majority of the total number of shares of Series A Preferred Stock outstanding, Energy may not issue any additional shares of Preferred Stock (other than Preferred Stock issued in exchange for Series A Preferred Stock or Preferred Stock the proceeds of which are used to redeem or repurchase Series A Preferred Stock) or parity stock or issue any debt obligations convertible into Preferred Stock or parity stock if, as of the time of any such issue, after giving effect thereto and to the application of proceeds therefrom:

          (a) The net earnings of Energy available for dividends for a period of twelve consecutive calendar months out of the fifteen months immediately preceding such issue amount to less than 1 1/2 times the annual dividend requirements on all then outstanding shares of Preferred Stock, prior stock and parity stock (assuming conversion of all debt obligations convertible into any such stock); or

          (b) The net assets of Energy amount to less than 150% of the amount to which holders of all then outstanding Preferred Stock, prior stock and parity stock (assuming conversion of all debt obligations convertible into any such stock) would be entitled upon the involuntary liquidation of Energy.

                  CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

     The following discussion is a summary of certain U.S. federal income tax considerations relevant to the purchase, ownership and disposition of the New Preferred Stock but does not purport to be a complete analysis of all the potential tax effects thereof. The discussion is limited to U.S. federal income tax matters, and is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations, and Internal Revenue Service ("IRS") rulings and judicial decisions now in effect, all of which are subject to change at any time, possibly with retroactive effect, by legislative, judicial or administrative action. Except as otherwise indicated, references to Common Stock are to the Common Stock issuable upon conversion of New Preferred Stock.

     The information provided herein is directed to investors who will hold the New Preferred Stock and the Common Stock issuable upon conversion of the New Preferred Stock as a "capital asset" within the meaning of Section 1221 of the Code. In addition, the tax consequences to a particular holder (including life insurance companies, tax exempt organizations, financial institutions, dealers in securities, foreign corporations and nonresident alien individuals) may be affected by matters not discussed herein.

     This discussion represents the opinion of Fulbright & Jaworski L.L.P., counsel to the Company, insofar as concerns conclusions of law, as to the principal U.S. federal income tax consequences of the purchase, ownership and disposition of the New Preferred Stock. The opinion is subject to the assumptions and limitations set forth herein. In providing such opinion, counsel have relied upon the accuracy of certain factual information which (i) is set forth in this Prospectus, (ii) is contained in other documents filed by the Company with the Commission and incorporated by reference herein (see "Incorporation of Certain Documents by Reference"), (iii) is contained in corporate records of the Company, or (iv) has otherwise been provided by representatives of the Company. The Company has not sought, nor does it intend to seek, a ruling from the IRS as to any of the matters covered by the discussion, and there can be no assurance that the IRS will not successfully challenge certain of the conclusions reached in the discussion. BECAUSE THE FEDERAL INCOME TAX CONSEQUENCES DISCUSSED BELOW DEPEND UPON EACH HOLDER'S PARTICULAR TAX STATUS, AND DEPEND FURTHER UPON FEDERAL INCOME TAX LAWS, REGULATIONS, RULINGS AND DECISIONS WHICH ARE SUBJECT TO CHANGE (WHICH CHANGES MAY BE RETROACTIVE IN EFFECT), PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES OF AN INVESTMENT IN THE NEW PREFERRED STOCK INCLUDING, BUT NOT LIMITED TO, THE APPLICATION AND EFFECT OF ANY STATE, LOCAL, FOREIGN AND OTHER TAX LAWS, AS WELL AS THE CONSEQUENCES OF ANY RECENT, PENDING OR PROPOSED CHANGES IN THE APPLICABLE TAX LAWS.

DIVIDENDS ON THE NEW PREFERRED STOCK

     Distributions by the Company with respect to the New Preferred Stock will be characterized as dividends taxable as ordinary income to the extent of the Company's current or accumulated earnings and profits, if any, as determined for federal income tax purposes. To the extent that a distribution on the New Preferred Stock to a holder exceeds the holder's allocable share of the Company's current and accumulated earnings and profits, such distribution first will be treated as a return of capital that will reduce the holder's adjusted tax basis in such New Preferred Stock, and the excess will be taxed as a capital gain and will be long-term capital gain if the holder's holding period for such New Preferred Stock is more than one year.

     The availability of accumulated earnings and profits or current earnings and profits, if any, in future years will depend primarily on future profits and losses which cannot be accurately predicted. Thus, there can be no assurance that all or any portion of a distribution on the New Preferred Stock will be characterized as a dividend for federal income tax purposes. For the remainder of this discussion, the term "dividends" refers to a distribution paid entirely out of the Company's current or accumulated earnings and profits, unless the context otherwise requires.

     Dividends received by corporate holders of New Preferred Stock which own less than 20 percent, by vote or value, of all outstanding stock of the Company (excluding certain nonconvertible preferred stock) will qualify for the 70 percent dividends received deduction provided by Section 243(a)(1) of the Code if the holding period and other requirements for such deduction are met, subject to the limitations in Sections 246 and 246A of the Code. Under Section 246(b) of the Code, the aggregate dividends received deduction allowed to such a corporate holder of the New Preferred Stock may not exceed 70 percent of the taxable income (with certain adjustments) of the corporate stockholder. Under Section 246(c) of the Code, the 70 percent dividends received deduction will not be available with respect to any dividends with respect to New Preferred Stock that is held for 45 days or less (90 days or less in the case of dividends which are attributable to a period or periods aggregating more than 366 days). The length of time that a stockholder will be deemed to have held the New Preferred Stock for this purpose will be reduced for periods during which the stockholder's risk of loss with respect to the stock is diminished by reason of the existence of certain options, contracts to sell, short sales or similar transactions. Moreover, the 70 percent dividends received deduction will not be available if the taxpayer is under an obligation to make related payments with respect to a position in substantially similar or related property. On May 27, 1993, the IRS issued Proposed Treasury Regulation sec. 1.246-5, which among other things, contains definitions for "diminished risk of loss" and "substantially similar or related property." This regulation generally will become effective for dividends received after the date that the regulation is published in final form in the Federal Register on stock acquired after July 18, 1984 but will apply retroactively to certain specified transactions, including a short sale of common stock when the taxpayer holds convertible preferred stock of the same issuer and the price changes of the common stock and the convertible preferred stock are related. Section 246A of the Code may proportionately reduce the percentage of the 70 percent dividends received deduction available to a corporate holder that incurs indebtedness (including the proceeds from a short sale) "directly attributable" to a "portfolio stock" investment in another company (such as the New Preferred Stock). In addition, for purposes of computing its alternative minimum tax liability, a corporate holder may, in general, be required to include in its alternative minimum taxable income a portion of any dividends received deduction allowed in computing regular taxable income.

     Section 1059 of the Code will require a corporate holder to reduce (but not below zero) its basis in the New Preferred Stock by the "nontaxed portion" of any "extraordinary dividend" if the holder has not held the New Preferred Stock subject to a risk of loss for more than two years before the date the Company declares, announces, or agrees to, the amount or payment of such dividend, whichever is earliest. If the nontaxed portion of all extraordinary dividends exceeds the holder's basis in the New Preferred Stock, the excess will be treated as taxable gain at the time of disposition of the stock. Generally, the nontaxed portion of an extraordinary dividend is the amount excluded from income under Section 243 of the Code (relating to the dividends received deduction). An extraordinary dividend on preferred stock, such as the New Preferred Stock, is a dividend that (i) equals or exceeds 5 percent of the holder's adjusted tax basis in the stock (reduced for this purpose by the nontaxed portion of any prior extraordinary dividend), treating all dividends having ex-dividend dates within an 85-day period as one dividend, or (ii) exceeds 20 percent of the holder's adjusted tax basis in the stock, treating all dividends having ex-dividend dates within a 365-day period as one dividend. An extraordinary dividend would also include any amount treated as a dividend in the case of a redemption that is either non-pro rata as to all stockholders or in partial liquidation of the Company, regardless of the relative size of the dividend and regardless of the corporate holder's holding period for the New Preferred Stock. A stockholder may elect to determine whether a dividend on the New Preferred Stock is extraordinary by reference to the fair market value of the stock on the day before the ex-dividend date (rather than by reference to the stockholder's adjusted tax basis) for purposes of the 5 percent or 20 percent tests described above if the holder is able to establish the fair market value of the New Preferred Stock as of such date to the satisfaction of the IRS.

     Under Section 1059(e)(3) of the Code, the extraordinary dividend rules may not apply with respect to "qualified preferred dividends." A qualified preferred dividend is any fixed dividend payable with respect to preferred stock which (i) provides for fixed preferred dividends payable no less often than annually and
(ii) is not in arrears as to dividends when acquired, provided the actual rate of return, as determined under Section 1059(e)(3) of the Code, on such stock does not exceed 15 percent. Where a qualified preferred dividend exceeds the 5 percent (or 20 percent) threshold for extraordinary dividend status described above, (i) the extraordinary dividend rules will not apply if the taxpayer holds the stock for more than five years, and (ii) if the taxpayer disposes of the stock before it has been held for more than five years, the aggregate reduction in basis cannot exceed the excess of the qualified preferred dividends paid on such stock during the period held by the taxpayer over the qualified preferred dividends which would have been paid during such period on the basis of the stated rate of return, as determined under Section 1059(e)(3) of the Code. The length of time that a taxpayer is deemed to have held stock for purposes of
Section 1059 of the Code is determined under principles similar to those contained in Section 246(c) of the Code discussed above.

CONVERSION OF NEW PREFERRED STOCK INTO COMMON STOCK

     Except in certain circumstances where there are dividends in arrears on the New Preferred Stock, no gain or loss will be recognized upon conversion of New Preferred Stock solely into shares of Common Stock. However, gain realized upon the receipt of cash paid in lieu of fractional shares of Common Stock will be taxed immediately. Except to the extent of cash paid in lieu of fractional shares of Common Stock and of shares of Common Stock, if any, which are deemed to be in payment of dividends in arrears, the adjusted tax basis for the shares of Common Stock received upon the conversion or redemption will be equal to the adjusted tax basis of the New Preferred Stock converted, and, provided the New Preferred Stock is held as a capital asset, the holding period of the shares of Common Stock will include the holding period of the New Preferred Stock converted.

REDEMPTION PREMIUM

     Under Section 305 of the Code and Treasury Regulations currently in force, if the redemption price of redeemable preferred stock exceeds its issue price, all or a portion of such excess may constitute an unreasonable redemption premium and will be includable in ordinary gross income as a dividend (to the extent of the issuer's current or accumulated earnings and profits) in accordance with the economic accrual principles of Section 1272 of the Code over the period during which the preferred stock cannot be redeemed. Under present law, a premium is considered to be reasonable if it is in the nature of a penalty for premature redemption and if it does not exceed the amount which the issuer would be required to pay for such redemption right under market conditions existing at the time of issuance of the preferred stock. The Company believes that the redemption premium on the New Preferred Stock satisfies this standard.

     The legislative history to statutory amendments to Section 305 in 1990 indicates that the IRS may treat accrued and unpaid dividends on cumulative preferred stock, like the New Preferred Stock, as a disguised redemption premium if, at the time of issuance of the stock, there is no intention for dividends to be paid currently. If accrued and unpaid dividends were treated as a disguised redemption premium, the holder would be required to accrue such dividends into income without regard to whether they were paid in cash. While the IRS has not yet published any regulations on this matter, the Company believes that it has the requisite intention to pay dividends currently on the New Preferred Stock.

ADJUSTMENT OF CONVERSION PRICE

     Pursuant to Section 305(c) of the Code and the Treasury regulations thereunder, certain adjustments to the conversion price of the New Preferred Stock, such as adjustments to reflect taxable distributions of cash or property on any of the outstanding Common Stock of the Company, will be treated as a constructive distribution of stock and will be treated as a dividend to the holders of the New Preferred Stock to the extent of the current or accumulated earnings and profits of the Company. Adjustments to reflect nontaxable stock splits or distributions of stock, stock warrants or stock rights will, however, generally not be so treated. The failure to adjust fully the conversion price for the New Preferred Stock to reflect distributions of stock, stock warrants or stock rights with respect to the Common Stock may result in a taxable dividend to holders of the Common Stock.

REDEMPTION OF THE NEW PREFERRED STOCK FOR CASH

     Even though, upon the exercise by the Company of its right to redeem the New Preferred Stock for cash, a holder will surrender his New Preferred Stock to the Company in return for cash, the transaction may be treated for federal income tax purposes as a distribution with respect to the stock owned by such holder taxable as a dividend under Section 301 of the Code to the extent of the Company's current or accumulated earnings and profits. Such redemption is not treated as a sale or exchange of the New Preferred Stock redeemed unless the redeeming holder's interest in the Company is completely terminated by such transaction or unless (i) the ratio of the voting stock owned by the holder (including stock attributed to the holder under Section 302(c) of the Code) immediately after the redemption to all the voting stock of the Company is less than 80% of the same ratio for the voting stock owned by the holder immediately before the redemption, (ii) there is a similar percentage reduction in the ownership by the holder of common stock of the Company and (iii) the holder owns less than 50% of the voting stock of the Company. If the holder's interest in the Company is not completely terminated or the tests described in (i), (ii) and
(iii) of the preceding sentence are not satisfied, the transaction will still be treated for federal income tax purposes as a sale or exchange rather than a dividend if it is "not essentially equivalent to a dividend"; for example, where a holder's interest in the Company is minimal (an interest of less than 1% should satisfy this requirement), the holder exercises no control over the Company and the holder's interest in the Company is actually reduced as a result of the redemption. In determining whether a holder's interest in the Company is actually reduced or completely terminated, the holder is deemed, under the constructive ownership rules of Section 302(c) of the Code, to own any shares in the Company owned by certain related persons and entities and any shares which the holder or certain related persons and entities have an option to acquire. If a redemption of New Preferred Stock is treated as a distribution taxable as a dividend, then the holder's tax basis in the redeemed New Preferred Stock will be transferred to any remaining stock in the Company held by such holder. If the holder does not retain any stock ownership in the Company, then he may lose such basis entirely.

     A distribution in redemption of New Preferred Stock that is treated as a dividend probably will also be considered an extraordinary dividend under
Section 1059 of the Code. See "Dividends on New Preferred Stock" above.

     If a cash redemption of the New Preferred Stock qualifies as a sale or exchange for federal income tax purposes, the redeemed holder will recognize capital gain or loss equal to the difference between the amount of cash received by such holder from the Company (other than cash which represents the payment of a previously declared dividend and which will be taxed as a dividend) and the holder's tax basis in the New Preferred Stock. If the holder holds such stock as a capital asset, and if the holder's holding period exceeds one year, such capital gain or loss will be long-term.

BACKUP WITHHOLDING AND INFORMATION REPORTING

  General Rules

     Under Section 3406 of the Code and applicable Treasury regulations, a noncorporate holder of New Preferred Stock or Common Stock who is not otherwise exempt from backup withholding may be subject to backup withholding at a rate of 31 percent with respect to dividends paid on, or the proceeds of a sale or a exchange of, the New Preferred Stock or the Common Stock. Generally, backup withholding applies only when the taxpayer (i) fails to furnish or certify his correct taxpayer identification number to the payor in the manner required, (ii) is notified by the IRS that he has failed to report payments of interest or dividends properly or (iii) under certain circumstances, fails to certify that he has not been notified by the IRS that he is subject to backup withholding for failure to report interest or dividend payments. Under Treasury regulations currently in force, backup withholding generally will not apply to dividends paid with respect to New Preferred Stock or Common Stock to a holder at an address outside the United States. Holders should consult their tax advisors regarding their qualification for exemption from backup withholding and the procedure for establishing any applicable exemption. Any amounts withheld under the backup withholding rules from a payment to a holder will be allowed as a refund or a credit against the holder's U.S. federal income tax liability, provided that the required information is furnished to the IRS.

  Sales of New Preferred Stock and Common Stock

     Under Treasury regulations currently in force, the payment of the proceeds of a sale of shares of New Preferred Stock or Common Stock to or through the United States office of a broker is subject to information reporting and possible backup withholding at a rate of 31 percent unless the owner establishes an exemption in the manner required by the IRS. The payment of the proceeds of a sale of New Preferred Stock or Common Stock to or through the foreign office of a broker generally will not be subject to backup withholding. However, information reporting requirements will apply to a payment of proceeds from the sale of shares of New Preferred Stock or Common Stock through a foreign office of a broker that is a United States person or a "U.S. related person," unless the broker has documentary evidence in its files that the owner is a non-United States holder and the broker has no actual knowledge to the contrary. For this purpose, a U.S. related person is (i) a "controlled foreign corporation" for U.S. federal income tax purposes or (ii) a foreign person 50 percent or more of whose gross income from all sources for certain periods is effectively connected with the conduct of a United States trade or business.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement, Energy has agreed to sell to the Underwriters named below, and each of the Underwriters has severally agreed to purchase from Energy, the respective number of shares of New Preferred Stock set forth opposite its name below:

                                                                            NUMBER
                                  UNDERWRITERS                             OF SHARES
                                  ------------                             ---------
        Salomon Brothers Inc ...........................................
        Lehman Brothers.................................................
                                                                           ---------
                  Total.................................................   3,000,000
                                                                           ---------
                                                                           ---------

     In the Underwriting Agreement, the Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all the shares of New Preferred Stock offered hereby (other than those subject to the over-allotment option described below) if any are purchased. In the event of a default by an Underwriter, the Underwriting Agreement provides that, in certain circumstances, the purchase commitments of the non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated. The Underwriters have advised Energy that they propose to offer the shares of New Preferred Stock to the public initially at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such offering price less a concession
not to exceed $          per share. The Underwriters may allow and such dealers
may reallow a concession not to exceed $          per share to certain other
dealers. After the initial public offering, the public offering price and such concessions may be changed.

     Energy has granted to the Underwriters an option, exercisable during the 30-day period after the date of this Prospectus, to purchase up to 450,000 additional shares of New Preferred Stock from Energy at the same price per share as the initial 3,000,000 shares to be purchased by the Underwriters. The Underwriters may exercise such option only to cover over-allotments in the sale of the shares of New Preferred Stock that the Underwriters have agreed to purchase. To the extent that the Underwriters exercise such option, each Underwriter will have a firm commitment, subject to certain conditions, to purchase the same percentage of option shares as the number of shares to be purchased by such Underwriter in the above table bears to the total number of shares to be purchased by the Underwriters.

     Energy has agreed that it will not, for a period of 90 days after the date hereof, without prior written consent of the Underwriters, offer, sell or contract to sell, or otherwise dispose of directly or indirectly, or announce the offering of (i) shares of Common Stock or any securities convertible into, or exchangeable for, shares of Common Stock (other than the New Preferred Stock or pursuant to dividend reinvestment or existing stock option or other employee incentive or benefit plans and other than upon conversion of the New Preferred Stock or convertible securities outstanding on the date of this Prospectus) or
(ii) shares of any class of capital stock of Energy (other than New Preferred Stock) which is preferred as to the payment of dividends, or as to the distribution of assets upon any liquidation or dissolution of Energy, over shares of any other class of capital stock of Energy.

     The Underwriting Agreement provides that Energy will indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments that the Under-writers may be required to make in respect thereof.

     Salomon Brothers Inc and Lehman Brothers have performed various investment banking services for Energy and the Partnership in the ordinary course of business. Salomon Brothers Inc has been engaged to serve as financial advisor to Energy in connection with the proposed merger with VNGP, L.P.

                                 LEGAL MATTERS

     The validity of the issuance of the New Preferred Stock offered hereby and certain other legal matters in connection with the Offering will be passed upon for Energy by Stan L. McLelland, Esq., Executive Vice President and General Counsel of Energy. Mr. McLelland is an employee of Energy and at January 31, 1994, beneficially owned approximately 99,000 shares of Energy's Common Stock (including shares held under employee benefit plans) and held options under employee stock option plans of Energy to purchase an additional 48,190 shares of Energy's Common Stock. Fulbright & Jaworski L.L.P., Houston, Texas, have passed upon certain tax matters for Energy in connection with the issuance of the New Preferred Stock. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Baker & Botts, L.L.P., Houston, Texas.

                                    EXPERTS

     The audited consolidated financial statements and schedules of Energy and VNGP, L.P. contained in the Form 10-K incorporated by reference herein have been audited by Arthur Andersen & Co., independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

                   VALERO ENERGY CORPORATION AND SUBSIDIARIES

         INDEX TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

                                                                                         PAGE
                                                                                         ----
Pro Forma Condensed Consolidated Balance Sheet as of December 31, 1993................   F-2
Pro Forma Consolidated Statement of Income for the Year Ended December 31, 1993.......   F-3
Notes to Pro Forma Condensed Consolidated Financial Statements........................   F-4

                   VALERO ENERGY CORPORATION AND SUBSIDIARIES

                 PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                               DECEMBER 31, 1993
                             (THOUSANDS OF DOLLARS)
                                  (UNAUDITED)

                                                                                         VALERO
                                        VALERO          VNGP,                            ENERGY
                                        ENERGY          L.P.                            PRO FORMA
                                      HISTORICAL     HISTORICAL     ADJUSTMENTS        CONSOLIDATED
                                      -----------    -----------    ----------         -----------
ASSETS
CURRENT ASSETS....................... $   235,486    $   224,967    $  (46,717)(a)     $   413,736
PROPERTY, PLANT AND EQUIPMENT, NET...   1,293,566        739,802        37,888(b)        2,071,256
INVESTMENT IN AND LEASES RECEIVABLE
  FROM VALERO NATURAL GAS PARTNERS,
  L.P................................     130,557             --      (130,557)(c)              --
INVESTMENT IN AND ADVANCES TO JOINT
  VENTURES...........................      28,343             --            --              28,343
DEFERRED CHARGES AND OTHER ASSETS....      76,485         80,313       (24,473)(b)         132,325
                                      -----------    -----------    ----------         -----------
                                      $ 1,764,437    $ 1,045,082    $ (163,859)        $ 2,645,660
                                      -----------    -----------    ----------         -----------
                                      -----------    -----------    ----------         -----------
LIABILITIES AND STOCKHOLDERS'
EQUITY/PARTNERS' CAPITAL
CURRENT LIABILITIES, excluding
  current maturities................. $   124,290    $   244,364    $  (46,643)(a)     $   322,011
                                      -----------    -----------    ----------         -----------
TOTAL DEBT:
  Current maturities.................      28,737         27,857            --              56,594
  Long-term maturities...............     485,621        506,429        (7,716)(b)(d)      984,334
                                      -----------    -----------    ----------         -----------
                                          514,358        534,286        (7,716)          1,040,928
                                      -----------    -----------    ----------         -----------
CAPITAL LEASE OBLIGATIONS:
  Current maturities.................          --          1,051        (1,051)(c)              --
  Long-term maturities...............          --        103,787      (103,787)(c)              --
                                      -----------    -----------    ----------         -----------
                                               --        104,838      (104,838)                 --
                                      -----------    -----------    ----------         -----------
DEFERRED INCOME TAXES................     232,564             --            --             232,564
                                      -----------    -----------    ----------         -----------
DEFERRED CREDITS AND OTHER
  LIABILITIES........................      37,128          1,548         9,444(b)           48,120
                                      -----------    -----------    ----------         -----------
REDEEMABLE PREFERRED STOCK, SERIES
  A..................................      13,800             --            --              13,800
                                      -----------    -----------    ----------         -----------
STOCKHOLDERS' EQUITY.................     842,297             --       145,940(e)          988,237
                                      -----------    -----------    ----------         -----------
PARTNERS' CAPITAL....................          --        160,046      (160,046)(c)              --
                                      -----------    -----------    ----------         -----------
                                      $ 1,764,437    $ 1,045,082    $ (163,859)        $ 2,645,660
                                      -----------    -----------    ----------         -----------
                                      -----------    -----------    ----------         -----------

                   VALERO ENERGY CORPORATION AND SUBSIDIARIES

                   PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1993
                (THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                                                         VALERO
                                     VALERO          VNGP,                               ENERGY
                                     ENERGY          L.P.                               PRO FORMA
                                   HISTORICAL     HISTORICAL     ADJUSTMENTS           CONSOLIDATED
                                   -----------    -----------    -----------           -----------
OPERATING REVENUES..............   $ 1,222,239    $ 1,326,458     $(273,366)(a)(b)     $ 2,275,331
                                   -----------    -----------    -----------           -----------
COSTS AND EXPENSES:
  Cost of sales.................       970,435      1,090,363      (197,465)(a)(b)       1,863,333
  Operating expenses............       119,567        120,171       (82,254)(a)(b)         157,484
  Depreciation expense..........        56,733         36,446          (269)(b)             92,910
                                   -----------    -----------    -----------           -----------
                                     1,146,735      1,246,980      (279,988)             2,113,727
                                   -----------    -----------    -----------           -----------
OPERATING INCOME................        75,504         79,478         6,622                161,604
EQUITY IN EARNINGS OF AND INCOME
  FROM VALERO NATURAL GAS
  PARTNERS, L.P. ...............        23,693             --       (23,693)(c)                 --
GAIN ON DISPOSITION OF ASSETS
  AND OTHER INCOME, NET.........         6,209          1,263           214(b)               7,686
INTEREST AND DEBT EXPENSE:
  Incurred......................       (49,517)       (68,007)       13,684(b)(c)(d)      (103,840)
  Capitalized...................        12,335          1,713            --                 14,048
                                   -----------    -----------    -----------           -----------
INCOME BEFORE INCOME TAXES......        68,224         14,447        (3,173)                79,498
INCOME TAX EXPENSE..............        31,800             --         3,900(f)              35,700
                                   -----------    -----------    -----------           -----------
NET INCOME......................        36,424         14,447        (7,073)                43,798
  Less: preferred stock dividend
     requirements...............         1,262             --         9,750(e)              11,012
                                   -----------    -----------    -----------           -----------
NET INCOME APPLICABLE TO COMMON
  STOCK.........................   $    35,162    $    14,447     $ (16,823)           $    32,786
                                   -----------    -----------    -----------           -----------
                                   -----------    -----------    -----------           -----------
EARNINGS PER SHARE OF COMMON
  STOCK.........................   $       .82                                         $       .76

                   VALERO ENERGY CORPORATION AND SUBSIDIARIES

         NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

     The accompanying pro forma condensed consolidated financial statements of Valero Energy Corporation and subsidiaries (the "Company") give effect to the sale of $150 million of New Preferred Stock and the utilization of approximately $117.5 million of the net proceeds therefrom to fund the acquisition by the Company of the limited partner interests in Valero Natural Gas Partners, L.P. ("VNGP, L.P.") not currently held by the Company for cash consideration of $12.10 per unit. The remaining net proceeds, estimated to be approximately $28.4 million, are used to pay expenses of the proposed acquisition and reduce outstanding indebtedness under bank credit lines. The acquisition is accounted for as a purchase. The pro forma condensed consolidated financial statements are based on the historical consolidated financial statements of the Company and VNGP, L.P. after certain adjustments as described below. The pro forma condensed consolidated balance sheet assumes that the above described transactions occurred on December 31, 1993. The pro forma consolidated statement of income assumes that the above described transactions occurred on January 1, 1993. Such pro forma condensed consolidated financial statements are not necessarily indicative of the results of future operations.

     (a) Reflects the elimination of transactions between the Company and VNGP, L.P., including product sales and purchases, management fees billed by the Company to the Partnership for direct and indirect costs, and accrued interest receivable and payable on leases.

     (b) Adjustment to fair value of the portion of VNGP, L.P.'s assets acquired and liabilities assumed not currently held by the Company and the related income statement effects. Also included is the elimination of the noncurrent receivable and payable between the Company and VNGP, L.P. for postretirement benefits other than pensions.

     (c) Reflects the elimination of the Company's investment in and leases receivable from VNGP, L.P. and related equity in earnings and interest income. The corresponding VNGP, L.P. partners' capital and current and long-term portions of VNGP, L.P.'s capital lease obligations to the Company and related interest expense are also eliminated.

     (d) Represents the repayment of $21.7 million of indebtedness under bank credit lines with the excess of the net proceeds of the Offering over the acquisition cost of the limited partner interests in VNGP, L.P. not currently held by the Company and the expenses of the acquisition, which causes a decrease in interest expense.

     (e) Represents the net proceeds from the sale of $150 million of assumed 6.5% New Preferred Stock and the related increase in preferred stock dividends. The New Preferred Stock is assumed to be convertible into Common Stock at a premium of 25% above a Common Stock market price of $22 per share at the date of issuance of the New Preferred Stock. Conversion of the New Preferred Stock into Common Stock is antidilutive to earnings per share of common stock for the year ended December 31, 1993.

     (f) Reflects the tax effects of the consolidation of VNGP, L.P. into the Company, primarily the taxability of VNGP, L.P.'s net income after its merger into the Company.

NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATES AS OF WHICH INFORMATION IS GIVEN IN THIS PROSPECTUS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH SOLICITATION.
                            ------------------------

                                TABLE OF CONTENTS

                                         PAGE
                                         ---
Available Information..................    2
Incorporation of Certain Documents by
  Reference............................    2
Prospectus Summary.....................    3
The Company............................    6
Recent Developments....................    6
Use of Proceeds........................   10
Consolidated Capitalization............   11
Selected Historical and Pro Forma
  Financial Data.......................   12
Dividends and Price Range of the Common
  Stock................................   13
Description of the New Preferred
  Stock................................   14
Description of the Common Stock........   18
Description of the Preference Share
  Purchase Rights......................   20
Description of Other Equity
  Securities...........................   21
Certain U.S. Federal Income Tax
  Consequences.........................   23
Underwriting...........................   28
Legal Matters..........................   29
Experts................................   29
Index to Pro Forma Condensed
  Consolidated Financial Statements....  F-1


3,000,000 SHARES

             [LOGO]

$         CONVERTIBLE
PREFERRED STOCK
(LIQUIDATION PREFERENCE $50.00
PER SHARE)
SALOMON BROTHERS INC

LEHMAN BROTHERS

PROSPECTUS

DATED           , 1994

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth all expenses payable by the Company in connection with the issuance and distribution of the securities being registered. All the amounts shown are estimates, except the registration fee and the N.A.S.D. filing fee.

        SEC Registration Fee..........................................  $  55,441.82
        Printing and Engraving Expenses...............................    100,000.00
        Legal Fees and Expenses.......................................     30,000.00
        Accounting Fees and Expenses..................................     50,000.00
        Blue Sky Fees and Expenses....................................     10,000.00
        NYSE Listing Fee..............................................     42,500.00
        N.A.S.D. Filing Fee...........................................     17,750.00
        Miscellaneous.................................................      4,308.18
                                                                        ------------
                  Total...............................................  $ 310,000.00
                                                                        ------------
                                                                        ------------

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Energy's Restated Certificate of Incorporation (the "Restated Certificate of Incorporation") contains a provision that eliminates the personal liability of a director to Energy and its stockholders for monetary damages for breach of his fiduciary duty as a director to the extent currently allowed under the Delaware General Corporation Law. Except as provided below, if a director were to breach such duty in performing his duties as a director, neither Energy nor its stockholders could recover monetary damages from the director, and the only course of action available to Energy or its stockholders would be equitable remedies, such as an action to enjoin or rescind a transaction involving a breach of fiduciary duty. To the extent certain claims against directors are limited to equitable remedies, the provision in Energy's Restated Certificate of Incorporation may reduce the likelihood of derivative litigation and may discourage stockholders or management from initiating litigation against directors for breach of their fiduciary duty. Additionally, equitable remedies may not be effective in many situations. If a stockholder's only remedy is to enjoin the completion of the Board of Director's action, this remedy would be ineffective if the stockholder does not become aware of a transaction or event until after it has been completed. In such a situation, it is possible that the stockholders and Energy would have no effective remedy against the directors. Under Energy's Restated Certificate of Incorporation, liability for monetary damages remains for (i) any breach of the duty of loyalty to Energy or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) payment of an improper dividend or improper repurchase or redemption of Energy's stock under
Section 174 of the Delaware General Corporation Law, or (iv) any transaction from which the director derived an improper personal benefit.

     Under Article V of the Restated Certificate of Incorporation and Article VII of Energy's By-laws as currently in effect and an indemnification agreement with Energy's officers and directors (the "Indemnification Agreement"), each person who is or was a director or officer of Energy or a subsidiary of Energy, or who serves or served any other enterprise or organization at the request of Energy or a subsidiary of Energy, shall be indemnified by Energy to the full extent permitted by the Delaware General Corporation Law.

     Under such law, to the extent that such person is successful on the merits or otherwise in defense of a suit or proceeding brought against him by reason of the fact that he is or was a director or officer of Energy, or serves or served any other enterprise or organization at the request of Energy, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred in connection with such action.

     Under such law, Energy generally has the power to indemnify its present and former directors, officers, employees and agents against expenses and liabilities incurred by them in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interest of Energy, and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. With respect to suits by or in the right of Energy, however, indemnification is generally limited to attorney's fees and other expenses and such indemnification is not available if such person is adjudged to be liable to Energy unless the court determines that indemnification is appropriate.

     Each Indemnification Agreement provides directors and officers with specific contractual assurance that indemnification and advancement of expenses will be available to them regardless of any amendments to or revocation of the indemnification provisions of Energy's By-laws. Each Indemnification Agreement provides for indemnification of directors and officers against both stockholder derivative claims and third-party claims. Sections 145(a) and 145(b) of the Delaware General Corporation Law, which grant corporations the power to indemnify directors and officers, specifically authorize lesser indemnification in connection with derivative claims than in connection with third-party claims. The distinction is that Section 145(a), concerning third-party claims, authorizes expenses and judgments and amounts paid in settlement (as is provided in each Indemnification Agreement), while Section 145(b), concerning derivative suits, generally authorizes only indemnification of expenses. However, Section 145(f) expressly provides that the indemnification and advancement of expenses provided by or granted pursuant to the subsections of Section 145 shall not be exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any agreement. No Delaware case directly answers the question whether Delaware's public policy would support this aspect of each Indemnification Agreement under the authority of Section 145(f), or would cause its invalidation because it does not conform to the distinctions contained in Sections 145(a) and 145(b).

ITEM 16. EXHIBITS.

        +1.1         -- Form of Underwriting Agreement.
        +2.1         -- Agreement of Merger among Valero Energy Corporation, Valero Merger
                        Partnership, L.P., Valero Natural Gas Company and Valero Natural Gas
                        Partners, L.P.
         4.1         -- Restated Certificate of Incorporation of Valero Energy Corporation --
                        incorporated by reference from Exhibit 4.1 to the Valero Energy
                        Corporation Registration Statement on Form S-8 (Commission File No.
                        33-53796, filed October 27, 1992).
        +4.2         -- Form of Certificate of Designation for the New Preferred Stock.
         4.3         -- Amended and Restated Rights Agreement, dated as of October 17, 1991, between Valero Energy Corporation and Ameritrust Texas, N.A.,
                        successor to MBank Alamo, N.A. as Rights Agent -- incorporated by reference from Exhibit 1 to the Valero Energy Corporation Current
                        Report on Form 8-K (Commission File No. 1-4718 filed October 18,
                        1991).
         4.4         -- $160,000,000 Amended and Restated Credit Agreement, dated as of
                        December 4, 1992, among Valero Refining Company, Bankers Trust
                        Company, as Agent, and certain other banks party thereto incorporated by reference from Exhibit 4.3 to the Valero Energy Corporation Annual
                        Report on Form 10-K (Commission File No. 1-4718, filed February 26,
                        1993).
        +4.5         -- First Amendment to Amended and Restated Credit Agreement, dated as of
                        August 25, 1993.

         4.6         -- Second Amendment to Amended and Restated Credit Agreement, dated as of December 31, 1993 incorporated by reference to Exhibit 4.5 to the
                        Valero Energy Corporation Annual Report on Form 10-K (Commission File
                        No. 1-4718, filed March 1, 1994).
         5.1         -- Opinion of Stan L. McLelland, Esq., with respect to legality of securities.
         8.1         -- Opinion of tax counsel.
        12.1         -- Statement re Computation of Ratios.
        24.1         -- Consent of Arthur Andersen & Co.
        24.2         -- Consent of Stan L. McLelland (contained in Exhibit 5.1).
        24.3         -- Consent of tax counsel (contained in Exhibit 8.1).
       +25.1         -- Powers of Attorney (contained on the signatures page of the
                        Registration Statement).

- ---------------

* To be filed by amendment.
+ Previously filed.

ITEM 17. UNDERTAKINGS.

     (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

     (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed the Securities Act and will be governed by the final adjudication of such issue.

     (c) The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING A FORM S-3 AND HAS DULY CAUSED THIS AMENDMENT NO. 3 TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF SAN ANTONIO, STATE OF TEXAS, ON MARCH 1, 1994.

                                          VALERO ENERGY CORPORATION
                                                         (Registrant)

                                          By:        /s/  DON M. HEEP
                                                        (DON M. HEEP)
                                                  SENIOR VICE PRESIDENT AND
                                                   CHIEF FINANCIAL OFFICER
                                             (PRINCIPAL FINANCIAL AND ACCOUNTING
                                                           OFFICER)

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT NO. 3 TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

            WILLIAM E. GREEHEY*                 Chairman of the Board and         March 1, 1994
- ------------------------------------------        Chief Executive Officer
            WILLIAM E. GREEHEY                    (Principal Executive
                                                  Officer), Valero Energy
                                                  Corporation

               DON M. HEEP*                     Senior Vice President and         March 1, 1994
- ------------------------------------------        Chief Financial Officer
               DON M. HEEP                        (Principal Financial and
                                                  Accounting Officer), Valero
                                                  Energy Corporation

          EDWARD C. BENNINGER*                  Director, Valero Energy           March 1, 1994
- ------------------------------------------        Corporation
          EDWARD C. BENNINGER

           ROBERT G. DETTMER*                   Director, Valero Energy           March 1, 1994
- ------------------------------------------        Corporation
           ROBERT G. DETTMER*

             A. RAY DUDLEY*                     Director, Valero Energy           March 1, 1994
- ------------------------------------------        Corporation
             A. RAY DUDLEY

           JAMES L. JOHNSON*                    Director, Valero Energy           March 1, 1994
- ------------------------------------------        Corporation
           JAMES L. JOHNSON

             LOWELL H. LEBERMANN*               Director, Valero Energy           March 1, 1994
- ------------------------------------------        Corporation
             LOWELL H. LEBERMANN*

              SALLY A. SHELTON                  Director, Valero Energy           March 1, 1994
- ------------------------------------------        Corporation
              SALLY A. SHELTON

                                                Director, Valero Energy
- ------------------------------------------        Corporation
           PHILIP K. VERLEGER, JR.

*By         /s/  RAND C. SCHMIDT
- ------------------------------------------
   (RAND C. SCHMIDT, AS ATTORNEY-IN-FACT)

                               INDEX TO EXHIBITS

        +1.1         -- Form of Underwriting Agreement.
        +2.1         -- Agreement of Merger among Valero Energy Corporation, Valero Merger
                        Partnership, L.P., Valero Natural Gas Company and Valero Natural Gas
                        Partners, L.P.
         4.1         -- Restated Certificate of Incorporation of Valero Energy Corporation --
                        incorporated by reference from Exhibit 4.1 to the Valero Energy
                        Corporation Registration Statement on Form S-8 (Commission File No.
                        33-53796, filed October 27, 1992).
        +4.2         -- Form of Certificate of Designation for the New Preferred Stock.
         4.3         -- Amended and Restated Rights Agreement, dated as of October 17, 1991, between Valero Energy Corporation and Ameritrust Texas, N.A.,
                        successor to MBank Alamo, N.A. as Rights Agent -- incorporated by reference from Exhibit 1 to the Valero Energy Corporation Current
                        Report on Form 8-K (Commission File No. 1-4718 filed October 18,
                        1991).
         4.4         -- $160,000,000 Amended and Restated Credit Agreement, dated as of
                        December 4, 1992, among Valero Refining Company, Bankers Trust
                        Company, as Agent, and certain other banks party thereto incorporated by reference from Exhibit 4.3 to the Valero Energy Corporation Annual
                        Report on Form 10-K (Commission File No. 1-4718, filed February 26,
                        1993).
        +4.5         -- First Amendment to Amended and Restated Credit Agreement, dated as of
                        August 25, 1993.
         4.6         -- Second Amendment to Amended and Restated Credit Agreement, dated as of December 31, 1993 incorporated by reference to Exhibit 4.5 to the
                        Valero Energy Corporation Annual Report on Form 10-K (Commission File
                        No. 1-4718, filed March 1, 1994).
         5.1         -- Opinion of Stan L. McLelland, Esq., with respect to legality of securities.
         8.1         -- Opinion of tax counsel.
        12.1         -- Statement re Computation of Ratios.
        24.1         -- Consent of Arthur Andersen & Co.
        24.2         -- Consent of Stan L. McLelland (contained in Exhibit 5.1).
        24.3         -- Consent of tax counsel (contained in Exhibit 8.1).
       +25.1         -- Powers of Attorney (contained on the signatures page of the
                        Registration Statement).

- ---------------

* To be filed by amendment.
+ Previously filed.